Exhibit 99.3

TITAN MINING CORPORATION

MANAGEMENT’S DISCUSSION AND ANALYSIS

FOR THE YEAR ENDED DECEMBER 31, 2025

TITAN MINING CORPORATION

Management’s Discussion and Analysis

This Management’s Discussion and Analysis (“MD&A”) is intended to help the reader understand Titan Mining Corporation (“Titan”, “we”, “our” or the “Company”), our operations, financial performance, and current and future business environment for the year ended December 31, 2025, and includes events up to the date of this MD&A. This discussion should be read in conjunction with the Company’s audited consolidated financial statements for the years ended December 31, 2025 and 2024 (the “Annual Financial Statements”) and the related notes thereto and other corporate filings. Unless otherwise specified, all financial information has been derived from the Company’s Annual Financial Statements which have been prepared in accordance with IFRS Accounting Standards as issued by the International Accounting Standards Board (“IFRS”).

Additional information regarding Titan, including the risks related to our business and those that are reasonably likely to affect our financial statements in the future, is contained in our continuous disclosure materials, including our most recent Annual Information Form (“AIF”) and Management Information Circular, which are available on the Company’s website at www.titanminingcorp.com and under the Company’s profile on SEDAR+ at www.sedarplus.com.

This MD&A is dated March 19, 2026. All dollar amounts reported herein are in US dollars unless otherwise indicated.

TITAN MINING CORPORATION

Management’s Discussion and Analysis

(In thousands of US Dollars, unless otherwise indicated)

TITAN MINING CORPORATION

Management’s Discussion and Analysis

(In thousands of US Dollars, unless otherwise indicated)

OUR BUSINESS

Titan is a natural resource company engaged in the acquisition, exploration, development and production of mineral properties. Our shares are listed on the NYSE American (“NYSE-A”) under the symbol “TII” and on the Toronto Stock Exchange under the symbol “TI”. The Company’s principal asset is a group of 100%-owned, high-grade zinc mines located in the Balmat–Edwards mining district in northern New York State, near Gouverneur and 35 miles south of the Port of Ogdensburg and include the Empire State Mine’s #2, #3, #4, Hyatt, Pierrepont and Edwards mines (collectively the “Empire State Mine” or “ESM”). Titan is also fast-tracking the development of the Kilbourne Graphite Project (“Kilbourne”) co-located at ESM. Titan commenced commissioning of a 1,200 mt pa graphite processing facility in December 2026 with production starting in early 2026. This makes Titan the first end-to-end producer of natural flake graphite in the USA since 1956.

STRATEGY AND OUTLOOK

Titan’s goal is to deliver shareholder value through operational excellence, development and exploration. Titan is committed to developing critical mineral assets that enhance the security of the domestic supply chain. Titan believes that the district surrounding ESM remains underexplored despite the long operating history of the district. The Company is focused on discovering and developing additional high-grade, low-cost mineral resources to feed the mill at ESM. ESM’s #4 mine is connected to its #2 mine, and there is potential for mineral resource expansion which is expected to support production growth. Other historic mines and new base and precious metals targets within the district are a focus for Titan’s exploration team.

ESM has provided 2026 production guidance of between 73 - 78 million zinc recoverable pounds or 62 - 66 million zinc payable pounds. ESM continues to review ways to increase operating efficiencies, particularly by adding incremental ore feed from resources within the #4 mine and the #2 mine. Refer to the Company’s news release titled “Titan Mining Delivers Record Zinc Production in 2025 and Provides Guidance for 2026” dated February 10, 2026, for additional information.

The Company has announced the discovery of concentrations of germanium within existing process streams in the Empire State Mines process plant. Germanium, a U.S.-designated critical mineral, is essential to semiconductors, fiber optics, night-vision systems, and clean-energy technologies—industries for which the United States relies almost entirely on imports. The Company has started focused test work to determine the best and most cost-effective way to recover germanium from existing zinc operations.

In 2024, the Company declared a maiden mineral resource at the Kilbourne Graphite Project. Kilbourne comprises an open pit constrained inferred mineral resource estimate of 22 million tons at an average grade of 2.91% graphitic carbon (“Cg”) with 653kt of contained graphite. In December 2025, the Company announced the results of its Preliminary Economic Assessment for Kilbourne, which indicated robust economics that included the following: After Tax NPV(7%) for the stand-alone Kilbourne Graphite Project of $513,000, post-tax IRR of 37%, and 2.7-year payback. In January 2026, the Company announced the commencement of graphite concentrate production at its recently constructed Kilbourne demonstration facility (the “Facility”), co-located with the Company’s existing zinc operations at ESM. The Company has successfully produced natural flake graphite concentrate and is now transitioning to the production of material for customer and government qualification programs, marking the first step in re-establishing a domestic natural graphite supply chain in the United States for the first time in more than seven decades. See the Company’s news releases titled “Titan Mining Announces Phase III Metallurgy Results and Outlines Plans for Natural Flake Graphite Processing Facility in New York State” dated January 16, 2025, “Titan Mining Announces Strong Kilbourne Graphite Project Economics and Expanded U.S EXIM Support to Accelerate U.S. Graphite Independence” dated December 1, 2025 and “Titan Mining Launches Made-in-America Graphite Production as U.S. Moves to Secure Critical Minerals” dated January 26, 2026, for further detail regarding the Facility.

TITAN MINING CORPORATION

Management’s Discussion and Analysis

(In thousands of US Dollars, unless otherwise indicated)

During October 2025, the Company received an expression of financing interest of up to US$120 million from US EXIM Bank (“EXIM”) for construction of the Kilbourne project under its “Make More in America” (“MMIA”) program. In parallel with EXIM’s MMIA process, the Company continues to collaborate with EXIM and other U.S. Government Agencies such as the Department of War and the Department of Energy on opportunities for coordinated participation in the Company’s critical-minerals plan through strategic funding, inclusion as a key stakeholder and policy programs incentivizing domestic production and secure resilient supply chains. A finalized commitment package of US$120 million from EXIM would potentially represent a substantial portion of the projected capital required to construct the Kilbourne Project, providing a clear path to development that leverages federal partnership support and Titan’s strong operating cash flow from its Empire State Mines zinc operations.

During November 2025, the Company announced that its common shares had commenced trading on the NYSE American, enhancing Titan’s access to U.S. capital markets and increasing visibility among a broader institutional investor base.

On December 18, 2025, the Company closed its private placement (the “Private Placement”), pursuant to which the Company issued 6,666,666 special warrants (each, a “Special Warrant”) at a price equal to US$2.25/C$3.10 per Special Warrant (the “Issue Price”). Each Special Warrant entitled the holder, for no additional consideration and upon the satisfaction of certain conditions, to receive one Common Share and one Common Share purchase warrant (each, a “Warrant”) for aggregate gross proceeds of $15 million. Each Warrant is exercisable for a period of up to three years following issuance, with 50% of the Warrants exercisable at a 35% premium to the Issue Price and the remaining 50% exercisable at a 65% premium to the Issue Price. The Company may call the Warrants if its Common Shares trade at greater than 150% of the applicable exercise price for 15 trading days within any 30-day period, upon providing 30 days’ prior notice. On February 4, 2026, the Special Warrants were converted into the underlying Common Shares and Warrants.

On December 23, 2025, the Company announced it had entered into an amended definitive credit agreement with EXIM to provide up to $5.5 million in non-dilutive financing, to support feasibility work at the Kilbourne Graphite Project. In addition, during January 2026 the Company filed a base shelf prospectus in Canada dated January 27, 2026 (the “Canadian Base Prospectus”) and a registration statement on Form F-10 (File No. 333-292602) (the “Registration Statement”) in the United States with the U.S. Securities and Exchange Commission (the “SEC”) under the U.S./Canada Multijurisdictional Disclosure System, providing the Company the flexibility to be able to raise up to US$150 million, from time to time, over a 25-month period, should it choose to do so. The filing does not mean that Titan is issuing shares today. Rather, it establishes a flexible financing framework that allows the Company to access capital efficiently in the future to support growth initiatives, advance its U.S. graphite strategy and strengthen its balance sheet as market conditions warrant. As part of this framework, the Company has also established an “at-the-market” equity program (the “ATM Program”) under its Canadian Base Prospectus and Registration Statement that allows the Company to issue and sell, from time to time through sales agents, at prevailing market prices for up to $50 million of its common shares (the “Offered Shares”) from treasury to the public, at the Company’s discretion. Any use of the ATM program would be entirely at Titan’s discretion, with timing and volume determined based on market conditions, funding needs, and shareholder considerations. If utilized, proceeds from the ATM program would be used for working capital, growth initiatives, and general corporate purposes.

The Company continues to examine various financing options to advance further development at ESM, fast track Kilbourne and bolster the Company’s treasury.

TITAN MINING CORPORATION

Management’s Discussion and Analysis

(In thousands of US Dollars, unless otherwise indicated)

FINANCIAL AND OPERATIONAL SUMMARY

	Three months ended December 31,			Year ended December 31,
Financial Performance	2025	2024	Change	2025	2024	Change
Net income (loss) before tax	$(1,001)	$11,596	$(12,597)	$(28)	$6,717	$(6,745)
Operating cash inflow (outflow) before changes in non-cash working capital	$6,664	$10,900	$(4,235)	$13,864	$16,465	$(2,601)

Financial Condition	December 31, 2025	December 31, 2024
Cash and cash equivalents	$17,484	$10,163
Working capital (1)	$4,163	$(12,581)
Total assets	$74,968	$55,148
Equity	$3,784	$3,003

	Three months ended December 31,			Year ended December 31,
Operating Data	2025	2024	Change	2025	2024	Change
Payable zinc produced (mlbs)	18.7	21.7	(3.0)	64.3	59.6	4.7
Payable zinc sold (mlbs)	18.7	22.3	(3.6)	64.2	59.7	4.5
Average provisional zinc price (per lb)	$1.43	$1.28	$0.15	$1.31	$1.23	$0.08

(1)	Working capital excludes the Special Warrants as the instruments do not require cash settlement and will be settled through the issuance of equity instruments. Although presented in the statement of financial position in accordance with IFRS, the Special Warrants are equity in substance and do not represent a cash obligation affecting the Company’s liquidity

2025 HIGHLIGHTS

Significant events and operating highlights for the year ended December 31, 2025 and up to the date of this MD&A include the following:

●	Record payable zinc production of 64.3 million pounds, within 2025 published guidance

●	C1 cash costs $0.92 per payable pound, at the lower end of guidance

●	AISC of $0.98 per payable pound, at the lower end of guidance

●	Revenues of $74,326 up 16% when compared to $64,301 in 2024.

●	Cash flow from operations of $12,575.

●	Cash balance of $17,484 at year end.

●	Finalized a $15,788 credit agreement with US EXIM Bank for Zinc expansion and a $5,474 amendment to the same credit agreement to accelerate resource drilling, metallurgical test work, and engineering programs necessary to complete the Kilbourne Feasibility Study.

●	Identified Germanium in existing zinc-processing circuit – no new mining required.

●	Fully repaid and extinguished the Company’s credit facility with National Bank of Canada.

●	Received financing interest of up to US$120,000 from US EXIM Bank for construction of the Company’s Kilbourne project.

●	Restructured $16,500 of related party debt, with repayments beginning in 2026 over three years.

●	Closed a $15,000 private placement.

●	Listed its common shares on the NYSE American.

●	Filed a base shelf prospectus in Canada and a registration statement on Form F-10 in the United States providing the flexibility to be able to raise up to $150,000 from time to time over a 25 month period.

TITAN MINING CORPORATION

Management’s Discussion and Analysis

(In thousands of US Dollars, unless otherwise indicated)

●	Graphite processing facility commissioning commenced during Q4 2025.

●	Issued an updated technical report indicating robust economics for the Kilbourne Graphite Project including: after tax NPV(7%) of $513,200, post-tax IRR of 37%, and 2.7-year payback, confirming Kilbourne to be the highest return graphite project in the USA.

Q4-2025 HIGHLIGHTS

Significant events and operating highlights for the three months ended December 31, 2025:

●	Payable zinc production of 18.7 million pounds, down 14% when compared to 21.7 million produced during Q4 2024. Q4 2024 was focused on catch up from Storm Debby, 2025 numbers are as per budget.

●	Revenues for Q4 2025 were $25,102, down 5% when compared to revenues of $26,327 from Q4 2024.

●	C1 cash costs $0.88 per pound ($0.81 in Q4 2024) and AISC of $0.96 per pound ($0.86 in Q4 2024)

●	Cash flow from operations of $5,530.

		2025
		FY (2)	Q4	Q3	Q2	Q1
Production
Ore mined	tons	460,235	118,143	119,564	113,361	109,167
Ore milled	tons	455,483	118,039	117,457	111,695	108,293
Feed grade	zn%	8.6	9.7	7.6	8.5	8.7
Recovery	%	96.3	96.6	96.2	96.0	96.4
Payable zinc	mlbs	64.26	18.74	14.64	15.51	15.37
Concentrate grade	zn %	59.8	59.8	59.3	60.2	59.6
Zinc concentrate produced	tons	63,221	18,441	14,490	15,117	15,172
Sales
Payable zinc	mlbs	64.16	18.74	13.81	16.04	15.57
Average provisional zinc price	$/lb	1.31	1.43	1.29	1.20	$1.29
C1 cash cost per payable zinc pound sold (1)	$/Ib	0.92	0.88	$1.01	$0.90	$0.91
Sustaining capital expenditures (1)	$/lb	0.06	0.08	$0.12	$0.00	$0.05
AISC(1)	$/lb	0.98	0.96	$1.13	$0.90	$0.96

		2024
		FY (2)	Q4	Q3	Q2	Q1
Production
Ore mined	tons	406,541	141,820	58,353	95,575	110,795
Ore milled	tons	410,867	147,393	57,011	95,762	110,703
Feed grade	zn%	8.8	9.0	8.6	9.1	8.1
Recovery	%	96.4	96.4	96.3	96.5	96.2
Payable zinc	mlbs	59.5	21.7	8.3	14.8	14.7
Concentrate grade	zn %	60.0	60.0	59.8	60.1	59.9
Zinc concentrate produced	tons	58,317	21,850	7,920	14,155	14,392
Sales
Payable zinc	mlbs	59.6	22.3	8.2	14.7	14.4
Average provisional zinc price	$/lb	$1.23	$1.28	$1.27	$1.30	$1.11
C1 cash cost per payable zinc pound sold (1)	$/Ib	$0.91	$0.81	$1.32	$0.79	$0.97
Sustaining capital expenditures (1)		$0.03	$0.05	$0.03	$0.00	$0.03
AISC(1)	$/lb	$0.94	$0.86	$1.35	$0.79	$1.00

(1)	C1 cash cost, Sustaining Capital Expenditures, and All-In Sustaining Cost (“AISC”) are non-GAAP measures. Accordingly, these financial measures are not standardized financial measures under IFRS and might not be comparable to similar financial measures disclosed by other issuers. These financial measures have been calculated on a basis consistent with historical periods. Information explaining these non-GAAP measures is provided below, under “Non-GAAP Performance Measures”.

(2)	The full-year figure may not equal the sum of the quarters due to rounding.

TITAN MINING CORPORATION

Management’s Discussion and Analysis

(In thousands of US Dollars, unless otherwise indicated)

OPERATIONS REVIEW

Mining in the fourth quarter of 2025 focused on the Lower Mahler, New Fold, and Mud Pond Apron zones. Higher than budget grades were supported by pillars in the Lower Mahler zone that were extracted as mining retreated from a portion of that zone. Additionally, one high grade stope in New Fold contributed to higher mill feed grades despite suspension of mining in the N2D zone. Mining will continue in the same zones in 2026 with the addition of the reactivation of mining activities in the N2D zone. Suspension of mining in N2D in July and recovery of high-grade pillars in Mahler in Q3 and Q4 contributed to the operation achieving guidance production of just over 64 million payable pounds of zinc.

At the end of the second quarter of 2025, 2 haul trucks suffered downtime and were retired from the fleet. Both were replaced by the end of the year and additional mobile equipment was purchased including: a mechanical bolter, a jumbo, a loader, a powder tractor, and other ancillary equipment. In 2026, the capital plan calls for additional major equipment to be delivered including: 2 loaders, and a second bolter. All of this mobile equipment will help towards supporting development across the #4 and #2 mine and keeping productivity levels up.

Work on projects in the fourth quarter focused mainly on completion and filing of an updated NI 43-101 technical report and completion of construction of the graphite demonstration plant. The graphite demonstration plant will provide natural flake graphite for product qualification to potential downstream customers.

NI 43-101 Technical Report Update

In December 2025, the Company filed an update to the technical report with respect to the Company’s Kilbourne Project.

Highlights of the December 2025 Technical Report, include the following:

●	Robust Economics: After Tax NPV(7%) for the stand-alone Kilbourne Graphite Project of $513,200, post-tax IRR of 37%, and 2.7-year payback, confirming Kilbourne to be the highest return graphite project in the USA.

●	High Margins: Average EBITDA of $125,000 through LOM. Blended EBITDA margins of 58-69% supporting resilient returns across market cycles.

●	Scale & Impact: Average production of ~40,000 metric tonnes per annum of graphite concentrate, at nameplate capacity, nearly 50% of current U.S demand, from an integrated operation in New York State.

TITAN MINING CORPORATION

Management’s Discussion and Analysis

(In thousands of US Dollars, unless otherwise indicated)

Near mine zinc exploration targets provide opportunities for mineral resource expansion that could increase zinc mine life and are summarized in Figure 1 below.

Figure 1- Near zinc mine exploration and production opportunity targets

Targets for exploration drilling can be broken into three categories, near mine, within the Balmat (ESM #1-#4) - Pierrepont trend, and within the greater district. Figure 1 shows the current near mine drill targets.

In 2026, near mine exploration is expected to expand the Mahler, Mud Pond Main and New Fold zones with planned underground drilling totaling 40,000 ft and test Kilbourne East, Streeter East, Streeter West, and Little York with planned surface drilling totaling 17,000 ft.

Total near mine targets for further exploration are estimated to contain between 4.8mt-5.3mt of mineralized material at average zinc grades of 10-14%, containing 935 Mlbs to 1,470 Mlbs of contained zinc, providing potential to increase mine life. The potential quantity and grade of these exploration targets are based on historic production figures from geologically similar horizons. The potential quantity and grade is conceptual in nature and there has been insufficient exploration to define a mineral resource at these targets. It is uncertain if further exploration will result in these targets being delineated as a mineral resource.

The Company plans to continue their district drilling with four targets identified for the 2026 field season. This includes zinc targets within the Balmat (ESM) – Pierrepont trend and district, and the polymetallic Parish target within the Adirondack Magnetite Belt. Total footage drilled will be dependent on results, with a minimum of 18,000 ft of drilling planned.

TITAN MINING CORPORATION

Management’s Discussion and Analysis

(In thousands of US Dollars, unless otherwise indicated)

In addition to the 75,000 ft planned for the 2026 drill programs, the Company plans on collecting greater than 3,000 soil samples in 2026. This includes a carryover of roughly 1,800 samples from 2025, with the addition of 1,500 – 2,000 samples planned for 2026. These samples will be collected as part of a larger district scale program, with a target of 2,000 surface samples per year. 2026 sampling will begin targeting historically productive stratigraphic units within the trend, and historic geochemical samples (rock and soil) with elevated Zn recorded.

Figure 2 – District Drilling and Geochemical Sampling Targets

N
Geologic Targets
Balmat-Pierrepont Trend
Prospective Geology
Surface Geochem Targets
Year
2025
2026
2027
Surface Drilling Targets
Year
2025
2026
2027
Target
Moss Ridge
Bostwick
Sullivan
Abbot
Cronus
Arnold - White
Empire State Mine
Bend
Parish
Black Lake
Fish Creek
Beaver Creek
Little River
Tanner Creek
Elm Creek
Grass River
Middle Branch Grass River
Plumb Brook
South Branch
Oswegatchie River
Sawyer Creek
Gouverneur
SAINT LAWRENCE COUNTY
ESRI
Scale: 1:225,000
0 4 8 12 Miles
0 4 8 12 16 20 Kilometers
Spatial Reference
Name: NAD 1983 UTM Zone 18N
GCS: GCS North American 1983
Projection: Transverse Mercator

EXPLORATION UPDATE

Empire State Mine

Historic Data

The ongoing review, compilation, digitization, and modelling of historic exploration data collected over approximately 100 years by previous operators at the Empire State Mine (ESM) continues to support exploration activities, contributing to the identification of several near-mine mineralized zones, including N2D and Turnpike.

TITAN MINING CORPORATION

Management’s Discussion and Analysis

(In thousands of US Dollars, unless otherwise indicated)

Titan’s exploration team continues to generate additional near-mine and district-scale targets through the integration of historic soil, stream sediment, drilling, and geophysical datasets. These datasets are also being used to evaluate the potential for additional near-surface mineralization in proximity to other historic mining areas, including Hyatt, Pierrepont, Edwards, Rossie-Macomb, and Clifton. In parallel, the Company continues to research and consolidate mineral rights in high-priority target areas. In May 2025, Titan expanded its mineral tenure through lease and option-to-lease agreements with St. Lawrence County, adding 43,942 acres of mineral rights.

The Company continues to evaluate the broader district for base, industrial, and precious metal potential. Multiple areas of historically documented graphite mineralization have been identified, with confirmed graphite mineralization occurring within the ESM mineral tenure. The St. Lawrence County agreement also added the Parish Magnetite prospect to the Company’s target portfolio, a prospect located within the historic Adirondack Magnetite Belt and considered prospective for iron oxide copper-gold (IOCG)–style mineralization.

2025 Drill Programs

Underground:

Underground drilling programs in 2025 targeted the Little York, Mahler, Mud Pond, N2D, and New Fold areas. A total of 98 underground drill holes totalling 35,049 ft (10,683 m) were completed during the year, including 28 holes totalling 8,506 ft (2,593 m) completed in the fourth quarter.

Fourth-quarter drilling focused on Little York, Mud Pond, and N2D. All underground drilling was completed using Company-owned underground drill rigs operated by Company personnel. Of the fourth-quarter drilling, 4,928 ft (1,502 m) was dedicated to testing exploration targets, including four exploration holes completed at Little York. A fifth exploration hole targeting Little York commenced in December and reached 1,280 ft (390 m) by month-end. In addition, an exploration hole targeting down-dip extensions of Mud Pond began in December 2025, with 368 ft (112 m) completed by the end of the fourth quarter.

Underground drilling is planned to continue in 2026, with a focus on the Mahler, N2D, and New Fold areas.

Surface:

Surface exploration activities in 2025 were conducted using ESM-owned and operated drill rigs and focused on regional zinc and iron oxide copper-gold (IOCG) targets. A total of eight exploration drill holes totalling 9,556 ft (2,913 m) were completed at the Pleasant Valley, Pork Creek, and Parish targets.

This included three holes completed in the fourth quarter at the Parish target, totalling 2,531 ft (771 m). Drilling at Parish confirmed the presence of copper and gold mineralization previously identified in surface grab samples collected in the summer of 2024. Assays are pending.

Exploration plans for 2026 include geophysical and geochemical surveys in the first and second quarters, followed by drilling in the third quarter.

Kilbourne

Drilling resumed at the Company’s Kilbourne graphite project in the third quarter of 2025, targeting the eastern extensions of known mineralization as well as advancing resource definition and geotechnical objectives. A total of 38 drill holes totalling 13,549 ft (4,129 m) were completed during 2025, including 32 holes totalling 11,256 ft (3,431 m) completed in the fourth quarter.

TITAN MINING CORPORATION

Management’s Discussion and Analysis

(In thousands of US Dollars, unless otherwise indicated)

Fourth-quarter drilling focused on delineation and expansion of the Kilbourne deposit, with 29 holes totalling 9,426 ft (2,873 m) completed for resource definition and an additional three holes totalling 1,869 ft (570 m) completed for geotechnical and slope stability studies. Drilling was carried out using a combination of Company-owned and operated equipment and contract drilling services provided by Boart Longyear.

Exploration drilling completed in 2025 intercepted graphite mineralization up to approximately 2,500 ft (762 m) east of the current Kilbourne conceptual pit design, supporting the potential for additional mineralization beyond the existing pit framework. Follow-up drilling to test this eastern extension is planned to resume in the first quarter of 2026, alongside continued geotechnical drilling.

TREND ANALYSIS

Selected Annual Information

	Year ended December 31,
	2025		2024		2023
Revenue		$74,326		$64,301		$52,086
Net income (loss) before tax		$(28)		$6,717		$(10,196)
Basic & diluted income (loss) per share(1)		$0.00		$0.07		$(0.13)
Total assets		$74,968		$55,148		$52,762
Non-current financial liabilities		$19,733		$15,534		$16,299
Dividends declared per share(1)	C$	0.00	C$	0.00	C$	0.01

Selected Quarterly Information

	2025				2024
	Q4	Q3	Q2	Q1	Q4	Q3	Q2	Q1
Revenues	$25,102	$16,775	$16,344	$16,015	$26,327	$8,274	$17,969	$11,731
Net income (loss) before tax	(1,001)	80	539	354	11,596	(4,864)	2,617	(2,632)
Basic & diluted income (loss) per share ($) (1)	0.00	0.00	0.00	0.00	0.13	(0.04)	0.02	(0.02)
Cash and cash equivalents	17,484	4,285	8,142	12,183	10,163	5,844	5,547	4,176
Total assets	74,968	57,786	57,143	58,927	55,148	50,290	52,386	49,813
Non-current financial liabilities	19,733	38,480	19,731	18,098	15,534	16,950	16,521	16,717

(1)	Basic diluted income (loss) per share Dividends declared per share have been adjusted to reflect the effect of the 1.5:1 share consolidation that took place on November 3, 2025, unless otherwise noted

Revenues decreased in the third quarter of 2024 due to the suspension of operations as a result of flooding from tropical storm Debby, which in turn had an impact on net loss in the quarter. Revenues then increased in the fourth quarter as the Company increased production to make up for the previous quarter, which had a positive impact on Q4 net income before tax. Total assets increased in the fourth quarter of 2024 mainly due to the increase in production.

During 2025 revenues were consistent throughout the first three quarters. In the Fourth quarter, production increases paired with higher zinc prices caused revenues to increase substantially from the first three quarters. In the third quarter of 2025, the Company restructured its related party debt, extending the term for three years, which increased the non-current financial liabilities and improved the Company’s working capital position. In the fourth quarter total assets and cash and cash equivalents significantly increased as a result of a Private Placement for $15,000.

TITAN MINING CORPORATION

Management’s Discussion and Analysis

(In thousands of US Dollars, unless otherwise indicated)

FINANCIAL REVIEW

Financial Results

	Three months ended December 31	Year ended December 31,
Net income (loss) before tax for the 2024 period	$11,596	$6,717
Changes in components of income:
Revenues increase (decrease)	(1,225)	9,935
Cost of sales decrease (increase)	(535)	(5,071)
Other expenses decrease (increase)	(10,837)	(11,609)
Net loss before tax for the 2025 period	$(1,001)	$(28)

During the year ended December 31, 2025, revenues increased compared to the same period in 2024 mainly attributable to the combined effect of an increase in concentrate sales (2025 – 64.2 mlbs vs 2024 – 59.7 mlbs) and an increase in provisional pricing (2025 average of $1.31 lb vs 2024 average of $1.23 lb).

During the year ended December 31, 2025, cost of sales increased compared to the same period in 2024 as a result of higher operating costs due to higher tons milled (2025 – 455,483 tons vs. 2024 – 410,687) and higher tons mined (2025 – 460,235 vs. 2024 – 406,541) and offset by lower depreciation incurred in 2025 compared to 2024.

During the year ended December 31, 2025, other expenses increased compared to the same period in 2024, largely as result of:

●	additional expenses for the Kilbourne Graphite Project (2025 - $1,975 vs 2024 $nil),

●	additional cost in issuance of the special warrants (2025 $965 vs 2024 $nil), and

●	decrease in gain in change of estimate in reclamation and remediation provision (2025 $nil vs $1,523).

●	recognition of a non-cash loss on fair value adjustment of $5,717 related to the special warrants, which is required under IFRS as the instruments are classified as financial liabilities and measured at fair value through profit or loss.

Revenue

	Three months ended December 31,			Year ended December 31,
	2025	2024	Change	2025	2024	Change
Zinc concentrate sales	$26,834	$30,724	$(3,890)	$83,862	$76,322	$7,540
Zinc concentrate provisional pricing adjustments	409	(78)	488	(2,096)	(456)	(1,640)
Smelting and refining charges	(2,141)	(4,319)	2,177	(7,530)	(11,365)	4,035
Revenue, net	$25,102	26,327	(1,225)	$74,236	$64,301	$9,935

During the three months ended December 31, 2025, revenues decreased by $1,225 compared to the same period in 2024. This decrease is mainly attributable to the net combined effect of:

●	The decrease of 3.6 million pounds of zinc sold when compared to similar period of 2024, which impacted in a lower revenue of approximately $3.9 million, and

●	The decrease in smelting and refining charges of approximately $2.2 million when compared to similar quarter of 2024.

TITAN MINING CORPORATION

Management’s Discussion and Analysis

(In thousands of US Dollars, unless otherwise indicated)

During the year ended December 31, 2025, revenues increased by $9,935 compared to the same period in 2024, mainly due to the combined effect of:

●	An increase in zinc sold during 2025 of approximately 4.56 million lbs when compared to the same period in 2024. This increase in pounds sold resulted in higher revenue of approximately $7.5 million when compared to 2024.

●	A decrease of $4.0 million in smelting and refining charges when compared to the same period in 2024, and

●	An unfavorable decrease in zinc concentrate provisional pricing adjustment of $1.6 million.

In both the year and quarter ended December 31, 2024, the lower amount of zinc sold relates directly to the suspension of operations from August 12, 2024 to October 2, 2024 due to the flooding caused by the tropical storm Debby.

Cost of sales

	Three months ended December 31,			Year ended December 31,
	2025	2024	Change	2025	2024	Change
Operating expenses	$13,181	$11,524	$1,657	$47,540	$39,189	$8,351
Transportation costs	1,084	1,215	(130)	3,841	3,357	484
Depreciation and depletion	1,036	1,204	(168)	5,120	8,728	(3,608)
Change of Inventory	104	928	(824)	85	241	(156)
Total	15,405	14,871	535	$56,586	$51,515	$5,071

Cost of goods sold for the three months ended December 31, 2025 increased by $535 compared to the same period in the prior year. The increase was primarily driven by higher operating expenses of $1,657 which are mainly attributable to increased wages and salaries of $788 and higher contractor and consultant costs of $324 compared to the same period in the prior year. These increases were partially offset by lower depreciation expense of $168 and a lower change in inventory of $824, reflecting higher ending inventory levels due to the timing of concentrate sales.

For the year ended December 31, 2025, cost of goods sold increased by $5,071 compared to the prior year. The increase was primarily driven by higher operating expenses, which increased by $8,351 year over year. The increase in operating expenses was mainly attributable to higher production supplies of $3,659, increased salaries and benefits of $2,402, higher other production costs of $1,312, and increased contractor and consultant costs of $803.

This increase was partially offset by lower depreciation expense of $3,608 and a favorable change in inventory of $156, reflecting higher ending inventory levels due to the timing of concentrate sales. Transportation costs increased by $483 compared to the prior year, while royalties remained relatively consistent.

TITAN MINING CORPORATION

Management’s Discussion and Analysis

(In thousands of US Dollars, unless otherwise indicated)

Other operating expenses

	Three months ended December 31,			Year ended December 31,
	2025	2024	Change	2025	2024	Change
G&A expenses:
Salaries and benefits	$541	$654	$113	$2,028	$1,575	$(453)
Share-based compensation	182	81	(103)	601	420	(181)
Office and administration	532	353	(179)	1,060	918	(142)
Professional fees	570	322	(248)	1,084	677	(407)
Amortization of right-of-use assets, net of changes in lease terms	(5)	33	37	(82)	95	177
Investor relations	111	31	(79)	197	59	(138)
Total	$1,931	$1,474	$(457)	$4,888	$3,744	$(1,144)

Exploration and evaluation expenses:
Salaries and benefits	$219	$178	$(41)	$727	$767	$40
Assay and analyses	134	31	(103)	272	193	(79)
Contractors and consultants	184	135	(12)	1,042	451	(410)
Supplies	43	21	7	126	236	(35)
Other	92	136	(26)	213	214	(35)
Total	$672	$501	$(175)	$2,380	$1,861	$(519)

General and administrative expenses increased by $457 for the three months ended December 31, 2025, compared to the same period in the prior year. The increase was primarily driven by higher office and administrative expenses of $179 and increased professional fees of $248. These increases were attributable to a higher level of corporate activities during the quarter, including activities related to financing initiatives and the Company’s NYSE-A listing.

Exploration and evaluation expenses for the three months ended December 31, 2025 increased by $175 in line with the increase of exploration activities during the quarter.

During the year ended December 31, 2025, general and administrative expenses increased by $1,144 compared to the year ended December 31, 2024. The increase was primarily attributable to higher salaries and benefits of $453 and increased professional fees of $407, both reflecting a higher level of corporate activities undertaken to enhance the Company’s ability to carry out its strategic plans and fund its operations.

Exploration and evaluation expenses for the year ended December 31, 2025 increased by $519 when compared to the year ended December 31, 2024. This increase was mainly driven by increase in contractors and consultants of $410 retained to identify new mineralized bodies for potential production expansion.

Other income (expenses)

Three months ended December 31,			Year ended December 31,
2025	2024	Change	2025	2024	Change

$(6,999)	$2,109	$(9,108)	$(8,435)	$(462)	$(7,973)

For the three months ended December 31, 2025, other incomes (expenses) decreased by $9,108, compared to the same periods in the prior year. The decrease was primarily driven by the combined effect of a decrease in interest expense of $411, a decrease in income from change in estimate on reclamation and remediation provision of $1,523, the decrease in foreign exchange income of $1,316 and the increase on special warrant issue costs of $965.

TITAN MINING CORPORATION

Management’s Discussion and Analysis

(In thousands of US Dollars, unless otherwise indicated)

For the year ended December 31, 2025, other income (expenses) decreased in $7,973 when compared to the year ended December 31, 2024. The decrease was primarily driven by the combined effect of a decrease in interest expense of $1,479, a decrease in income from change in estimate on reclamation and remediation provision of $1,523, the decrease in foreign exchange income of $1,722 and the increase on special warrant issue costs of $965.

Both the three months ended and year ended December 31, 2025 were affected by the recognition of a non-cash loss on fair value adjustment of $5,717 related to the special warrants, which is required under IFRS as the instruments are classified as financial liabilities and measured at fair value through profit or loss.

LIQUIDITY AND CAPITAL RESOURCES

Debt

Credit Facility - National Bank of Canada

On June 6, 2022, the Company entered into a secured credit facility agreement for $40,000 (the “NBC Facility”) with National Bank of Canada (“NBC”). The NBC Facility is secured by a general charge on the assets of the Company and was initially available to the Company on a revolving basis to finance the working capital and general corporate requirements. Terms of the NBC Facility included the following:

●	The NBC Facility bore interest at the Secured Overnight Financing Rate (“SOFR”) plus 2.25% or NBC’s base rate plus 1.25%.

●	The original maturity date was December 6, 2023 and included an annual extension option. The maturity date was subsequently amended, most recently on December 9, 2024, which extended the previously amended maturity date of June 30, 2025 to December 31, 2025.

On December 23, 2025 the Company made the final payment and extinguished the NBC Facility.

Equipment Facility

On December 31, 2024, the Company entered into an equipment facility loan agreement (“Equipment Facility”), to purchase certain capital equipment for use at the Company’s ESM, up to a combined maximum amount of $4,800. The Equipment Facility bears interest on a monthly basis using the SOFR plus 2%, with interest payable monthly. The maturity date of the Equipment Facility is May 31, 2027. Principal payments are payable in equal monthly installments from the date of each advance over the remaining term of the Equipment Facility.

As at December 31, 2025, the Company had drawn down $4,732 of the $4,800 maximum amount and had made principal payments totaling $1,649 for a balance outstanding of $3,083.

Local development agencies

On May 16, 2025, the Company entered into loan agreements with two different development agencies: Development Authority of the North County for $500 and the St Lawrence County Industrial Development Agency for $1,500, with the purpose of acquiring equipment for its commercial demonstration facility related to the development of its natural flake graphite project.

The loan agreements have a 10-year term with a maturity date on September 1, 2035. Under the terms of the agreements the Company is required to make interest-only payment for the first three months following the initial draw and subsequent payments of principal plus interest for the remaining duration of the loan. The loans bear interest at an annual rate of 4.75% and are secured by the equipment purchased for this project.

TITAN MINING CORPORATION

Management’s Discussion and Analysis

(In thousands of US Dollars, unless otherwise indicated)

EXIM Facility

On July 21, 2025, the Company’s wholly owned subsidiary, Empire State Mines, LLC (“ESM”), entered into a credit agreement with the Export-Import Bank of the United States (“EXIM”) for a secured term loan facility (the “EXIM Facility”) of up to $15,800 (“Tranche 1”). Proceeds from the EXIM Facility will be used to reimburse capital expenditures previously incurred at ESM in respect of the zinc operations and to support ongoing infrastructure and zinc production expansion initiatives at ESM.

On December 23, 2025, ESM entered into an amendment with EXIM to include a second tranche (Tranche 2) for an additional $5,500 which will be used to accelerate the resource drilling, metallurgical test work, and engineering programs necessary to complete the Kilbourne Feasibility Study in 2026.

Terms of the EXIM Facility include the following:

●	The EXIM Facility is available to be drawn in multiple tranches until: for Tranche 1 up to December 31, 2026 and for Tranche 2 up to September 30, 2026.

●	Interest on the EXIM Facility is fixed for the duration of the loan and is for Tranche 1 4.95% and for Tranche 2 4.70%. Interest is payable quarterly, commencing December 30, 2025, and continuing on March 30, June 30, September 30, and December 30 of each year.

●	A one-time exposure fee of 5.97% for Tranche 1 and 6.2995% for Tranche 2 is applied to each drawdown amount.

●	A commitment fee of 0.5% per annum is payable on the undrawn portion of the EXIM Facility, commencing on August 18, 2025 for Tranche 1 and on December 30, 2025 for Tranche 2. The commitment fee will continue until the earlier of the final drawdown or December 30, 2026, for Tranche 1 and September 30, 2026 for Tranche 2 with payments due quarterly in arrears.

●	The EXIM Facility matures on September 30, 2032, with principal to be repaid in 20 equal quarterly installments of $783.4 for Tranche 1 and $273.7 for Tranche 2, both Tranches beginning on December 30, 2027.

●	The EXIM Facility is secured by a first-ranking general security interest over assets purchased with loan proceeds and the related developed properties.

As at December 31, 2025, the Company had drawn down for Tranche 1 $4,562 of the $15,800. The full Tranche 2 of $5,500 remains available.

Promissory Note – November 1, 2023

In November 2023, the Company entered into a Promissory Note with a company controlled by Titan’s Executive Chairman, the (“Lender”) to assist with the funding some of the principal repayments of the NBC Facility. Terms of the Promissory Note were as follows:

●	$5,000 loan principal and an Initiation Fee of $350 aggregating to $5,350

●	Interest at 10% compounded annually commencing on November 1, 2023

●	Repayment date of May 1, 2025

●	Promissory note was subordinated to the NBC Facility.

On August 29, 2025, the Company paid the promissory note in full.

Other Related Party Loans

On February 9, 2024 and April 10, 2024, the Company was loaned $5,000 and $10,000, respectively, by a company controlled by Titan’s Executive Chairman of which proceeds were used to settle principal payments owing on the NBC Facility. An additional $1,500 was loaned to the Company by the same related party, to assist with funding of the Company’s cash deposit to be held by Glencore Ltd., as a part of the Company’s fixed price zinc contract, such that the Company would remain compliant with the Company’s minimum unrestricted cash balance as required by the financial covenants of the NBC Facility.

TITAN MINING CORPORATION

Management’s Discussion and Analysis

(In thousands of US Dollars, unless otherwise indicated)

On July 21, 2025, the Company agreed to the following commercial terms with the related party:

●	The loan bears interest at 8% per annum beginning on July 21, 2025, with interest capitalized until December 31, 2025, and payable monthly in cash thereafter.

●	Principal repayments are scheduled as follows:

●	$7,500 on December 31, 2026

●	$5,000 on December 31, 2027

●	$4,000 plus capitalized interest on December 31, 2028

The loan is subordinated to the EXIM Facility under a subordination agreement and is secured by a second-ranking general security interest over all present and after-acquired property of the Company. As described in the audited statements, covenant non-compliance under the Company’s debt arrangements resulted in cross-default provisions being triggered, which may affect the repayment terms and classification of this loan. Subsequent to year end, the related party provided a waiver deferring its right to accelerate repayment to February 2, 2029.

Private Placement

On December 18, 2025, the Company closed its Private Placement pursuant to which the Company issued 6,666,666 Special Warrants at a price equal to the Issue Price of US$2.25/C$3.10 per Special Warrant. Each Special Warrant entitled the holder, for no additional consideration and upon the satisfaction of certain conditions, to receive one Common Share and one Warrant for aggregate gross proceeds of US$15 million. Each Warrant is exercisable for a period of up to three years following issuance, with 50% of the Warrants exercisable at a 35% premium to the Issue Price and the remaining 50% exercisable at a 65% premium to the Issue Price. The Company may call the Warrants if its Common Shares trade at greater than 150% of the applicable exercise price for 15 trading days within any 30-day period, upon providing 30 days’ prior notice. On February 4, 2026, the Special Warrants were converted into the underlying Common Shares and Warrants.

A tabular comparison of the Company’s previously disclosed use of proceeds for the Private Placement (after deducting the cash commission of $600,000 paid to the placement agent for the Private Placement) as compared to actual use of proceeds to date is set out below.

Use of Proceeds	Disclosed Use of Proceeds	Actual Use of Proceeds
Resource Drilling, Modeling and Estimate	1,842	-
Geotechnical and Hydrogeology Drilling and Modeling	6,074	-
Metallurgical Testwork	385	-
Permitting	373	-
Engineering Studies (mine planning, infrastructure, process design, water management and closure)	3,805	-
Studies Cost	12,479	-
General Corporate and Working Capital (Including Private Placement expenses)	1,921	365
TOTAL	$14,400	365

Management believes that its current liquidity, combined with its capital structure and available financing, is sufficient to support operations and meet debt service obligations over the next 12 months.

TITAN MINING CORPORATION

Management’s Discussion and Analysis

(In thousands of US Dollars, unless otherwise indicated)

Financial Condition

	December 31, 2025	December 31, 2024
Cash and cash equivalents	$17,484	$10,163
Total debt	$26,164	$32,081
Net debt(1)	$8,680	$21,918
Working capital surplus (deficit)(2)	$4,163	$(12,581)

(1)	Net debt is a non-GAAP measure. This term is not a standardized financial measure under IFRS and might not be comparable to a similar financial measure disclosed by other issuers. See “Non-GAAP performance measures” of this MD&A for a discussion of non-GAAP performance measures.

(2)	Working capital excludes the Special Warrants as the instruments do not require cash settlement and will be settled through the issuance of equity instruments. Although presented in the statement of financial position in accordance with IFRS, the Special Warrants are equity in substance and do not represent a cash obligation affecting the Company’s liquidity

Cash and cash equivalents as at December 31, 2025 increased by $7,321 compared to December 31, 2024. The increase in cash was generated from positive operating cash flows of $12,575, cash provided through financing activities of $7,531 offset by use of cash in investing activities of $12,674, which relates to the purchase of equipment to expand its mining activities at N2D, as well as its demonstration plant for its graphite project. The cash provided by the financing activities largely relates to the combined effect of the $15,000 Private Placement net of payment of debt and interest of $11,963 and net of advances on the Company’s Equipment Facility, loans from Local Development Agencies and its EXIM Facility for a total of $4,388.

At December 31, 2025, the Company’s debt was comprised of a loan from third parties of $9,109 and loans from related party of $17,055. During the year ended December 31, 2025, the Company incurred interest and accretion expense of $2,556, interest payment of $1,793, a gain on loan modification of $322 and amortized borrowing costs of $53.

Cash Flows

	Year ended December 31,
	2025	2024	Change
Operating cash flows before changes in working capital	$13,864	$16,465	$(2,601)
Changes in working capital	(1,289)	(2,175)	886
Net cash flows generated by (used in) operating activities	12,575	14,290	(1,715)
Net cash flows generated by (used in) financing activities	7,531	(7,292)	14,823
Net cash flows generated by (used in) investing activities	(12,674)	(1,775)	(10,899)
	$7,432	$5,223	$2,209

Net cash flows generated from operating activities was lower during the year ended December 31, 2025 compared to the same period in the prior year, largely as a result of higher graphite project expenses of $1,975.

Net cash flows generated in financing activities during the year ended December 31, 2025 was $14,823 higher when compared to the year ended December 31, 2024, which is mostly attributable to the $15,000 Private Placement.

Net cash flows used in investing activities in the year ended December 31, 2025 were significantly higher when compared to the same period of 2024; this is mainly attributable to the acquisition of equipment in connection to the Company’s equipment facility with Glencore being used to recommence mining at N2D, as well as the construction of its demonstration plant for its graphite project.

TITAN MINING CORPORATION

Management’s Discussion and Analysis

(In thousands of US Dollars, unless otherwise indicated)

Capital Expenditures

The Company invested $12,739 in capital expenditures during the year ended December 31, 2025, compared to $1,929 in capital expenditures in the prior year. The higher capital expenditure is mainly attributable to:

●	The construction of the graphite demonstration plant which began commissioning during January 2026.

●	Acquisition of mine and mobile equipment for sustaining and increasing the production of zinc concentrated.

Liquidity

As at December 31, 2025, the Company had total liquidity of $17,484 in cash and cash equivalents. The Company had a working capital surplus of $4,163 and a deficit balance of $61,857. For the year ended December 31, 2025, the Company had recognized net loss of $28 and positive operating cash flows of $12,575. The Company continues to monitor zinc prices and the impact on financial covenants associated with its EXIM Facility.

As at December 31, 2024, the Company had total liquidity of $10,163 in cash and cash equivalents. The Company had working capital deficit of $12,581 and a deficit of $61,781. For the year ended December 31, 2024, the Company had positive operating cash flows before changes in working capital of $14,290 and a net income before tax of $6,717.

Capital Management

The Company’s objectives when managing capital are to safeguard the Company’s ability to continue as a going concern in order to pursue the development and exploration of its mineral properties and to maintain a flexible capital structure, which optimizes the costs of capital to an acceptable risk.

The capital structure of the Company currently consists of common shares and debt financing. The Company manages the capital structure and makes adjustments to it in light of changes in economic conditions, its expected funding requirements, and risk characteristics of the underlying assets. The Company’s funding requirements are based on cash forecasts. In order to maintain or adjust the capital structure, the Company may issue new debt, new shares and/or consider strategic alternatives. Management reviews its capital management approach on a regular basis.

As noted above with the Company’s debt, the Company is subject to certain financial covenants relating to its EXIM Facility. As at December 31, 2025, the Company was not in compliance with certain financial covenants under the EXIM Facility as a result of a technical accounting treatment relating to the non-cash fair value adjustment related to the derivative financial instrument associated with the special warrants. Subsequent to year end, the Company obtained a waiver from EXIM, and EXIM had not issued any notice of demand.

The Company anticipates having sufficient cash to execute the Company’s operational business plan and achieve its objectives in the short term. In the long term, the Company may need additional financing to fund its debt obligations, studies and potential construction of Kilbourne. As noted above, the Company announced that it has received financing interest of up to US$120 million from EXIM for construction of the Company’s Kilbourne project.

TITAN MINING CORPORATION

Management’s Discussion and Analysis

(In thousands of US Dollars, unless otherwise indicated)

Contractual obligations and commitments

The Company’s contractual obligations and commitments as at December 31, 2025 and their approximate timing of payment are as follows:

	< 1 year	1 to 3 years	4 – 5 years	>5 years	Total
Debt:
Repayment of principal	$22,993	$1,673	$391	$714	$25,771
Repayment of interest	593	-	-	-	593
Leases	114	113	-	-	227
Reclamation and Remediation provision	-	-	-	16,843	16,843
	$23,700	$1,786	$391	$17,557	$43,434

Off-Balance Sheet Arrangements

The Company does not have any off-balance sheet arrangements.

Outstanding Securities

As of the date of this MD&A, the Company had 98,288,104 common shares issued, 10,666,666 warrants and 7,890,557 options outstanding. As of the date of this MD&A, the Company has not issued any common shares under its ATM.

FINANCIAL INSTRUMENTS

a)	Carrying amount versus fair value

Set out below is a comparison by class of the carrying amounts and fair value of the Company’s financial instruments, other than those whose carrying amounts are a reasonable approximation of fair value:

	December 31, 2025		December 31, 2024
	Carrying amount	Fair value	Carrying amount	Fair value
Financial liabilities
Lease liabilities	$227	$227	$127	$127
Debt	$9,109	$9,109	$10,058	$10,058
Loans from related party	$17,055	$17,055	$22,023	$22,023
Derivative financial instruments – special warrant	$20,717	$20,717	$-	$-

Management assessed that the fair values of cash and cash equivalents, other current assets, other receivables, and accounts payable approximate their carrying amounts due to the short-term maturities of these instruments, and the fair value of acquisition obligations approximate their carrying value as they are non-interest bearing. Trade receivables subject to provisional pricing are already carried at fair value.

Fair values of the Company’s lease liabilities, debt, and loan from related party are determined by using discounted cash flow models that use discount rates that reflect the issuer’s borrowing rate as at the end of the reporting period.

TITAN MINING CORPORATION

Management’s Discussion and Analysis

(In thousands of US Dollars, unless otherwise indicated)

The fair value hierarchy establishes three levels to classify the inputs to valuation techniques used to measure fair value.

Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities.

Level 2 inputs are quoted prices in markets that are not active, quoted prices for similar assets or liabilities in active markets, inputs other than quoted prices that are observable for the asset or liability (interest rate, yield curves), or inputs that are derived principally from or corroborated observable market data or other means.

Level 3 inputs are unobservable (supported by little or no market activity). The fair value hierarchy gives the highest priority to Level 1 inputs and the lowest priority to Level 3 inputs

All financial instruments measured at fair value use Level 2 valuation techniques, except for the fair value of the derivative financial instrument – special warrant which uses a Level 3 valuation technique.

There have been no transfers between fair value levels during the reporting period.

RELATED PARTY TRANSACTIONS

Management company (Manco)

The Company shares office space, equipment, personnel, consultants and various administration services with other companies (Highlander Silver Corp. and Armor Minerals Inc.) related by virtue of certain directors and management in common. These services have been provided through a management company equally owned by each company party to the arrangement. Costs incurred by the management company are allocated and funded by the shareholders of the management company based on time incurred and use of services. If the Company’s participation in the arrangement is terminated, the Company will be obligated to pay its share of the rent payments for the remaining term of the office space rental agreement. The Company’s obligation for future rental payments as of December 31, 2025 was approximately $227 (December 31, 2024 -$207) over the course of the remaining term of the office space lease.

The Company was charged for the following with respect to this arrangement during the year ended December 31, 2025 and 2024:

	Year ended December 31,
	2025	2024
Salaries and benefits	$492	$403
Office and other	194	113
Marketing and travel	16	18
	$702	$534

Key management personnel compensation

Key management personnel include those persons having authority and responsibility for planning, directing and controlling the activities of the Company, and comprises the Company’s Executive Chairman, President and Chief Executive Officer, Chief Financial Officer, and Directors.

	Year ended December 31,
	2025	2024
Salaries and benefits	$726	$1,040
Consulting fees	996	764
Share-base compensation	551	392
Directors’ fees	219	219
	$2,492	$2,415

TITAN MINING CORPORATION

Management’s Discussion and Analysis

(In thousands of US Dollars, unless otherwise indicated)

The following amounts are outstanding as at December 31, 2025 and December 31, 2024, and are included in accounts payable and accrued liabilities.

	As at December 31, 2025	As at December 31, 2024
Salaries and benefits payable	$659	$650
Consulting fees payable	377	206
	$1,036	$856

ACCOUNTING CHANGES AND CRITICAL ESTIMATES

Accounting Standards Issued But Not Yet Adopted

Amendments to IFRS 9, Financial instruments, and IFRS 7, Financial instruments: Disclosures

In May 2024, the IASB issued amendments to update the classification and measurement requirements in IFRS 9 and related disclosure requirements in IFRS 7 as follows:

●	Clarified the recognition and derecognition date of certain financial assets and liabilities and amended the requirements related to settling financial liabilities using an electronic payment system.

●	Clarified how to assess the contractual cash flow characteristics of financial assets in determining whether they meet the solely payments of principal and interest criteria.

●	New disclosures for certain instruments with contractual terms that can change cash flows (including instruments with features linked to environmental, social and corporate governance targets).

●	Additional disclosure requirements for financial instruments with contingent features that do not relate directly to basic lending risks and costs.

●	Amended disclosures relating to equity instruments designated at fair value through other comprehensive income.

The amendments are effective for annual reporting periods beginning on or after January 1, 2026, with early application permitted for certain provisions. The Company is currently assessing the effect of these amendments to its financial statements but has not yet adopted.

IFRS 18, Presentation and disclosure in financial statements

In April 2024, the IASB issued IFRS 18, Presentation and disclosure in financial statements (“IFRS 18”), which replaces IAS 1, Presentation of financial statements. IFRS 18 introduces a specified structure for the income statement by requiring income and expenses to be presented in three defined categories (operating, investing, and financing), and by specifying certain defined totals and subtotals. Where company-specific measures related to income statement disclosure are provided (“management-defined performance measures”), such as certain non-GAAP measures, IFRS 18 requires additional disclosure around those management-defined performance measures in the financial statements. IFRS 18 also provides additional guidance on principles of aggregation and disaggregation which apply to the primary financial statements and the notes. IFRS 18 does not affect the recognition and measurement of items in the financial statements, nor does it affect which items are classified in other comprehensive income and how these items are classified.

TITAN MINING CORPORATION

Management’s Discussion and Analysis

(In thousands of US Dollars, unless otherwise indicated)

The standard is effective for reporting periods beginning on or after January 1, 2027, including for interim financial statements. Retrospective application is required and early application is permitted. The Company is currently assessing the effect of this new standard to its financial statements but has not yet adopted it.

Estimates and judgments

The preparation of consolidated financial statements in accordance with IFRS requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the year. Actual outcomes could differ from these estimates. These consolidated financial statements include estimates which, by their nature, are uncertain. The impacts of such estimates are pervasive throughout the financial statements and may require accounting adjustments. Revisions to accounting estimates are recognized in the period in which the estimate is revised and future years if the revision affects both current and future years.

These estimates are based on historical experience, current and future economic conditions and other factors, including expectations of future events that are believed to be reasonable under the circumstances.

Significant assumptions and judgments about the future and other sources of estimation uncertainty that management has made at the end of the reporting period, which could result in a material adjustment to the carrying amounts of assets and liabilities, in the event that actual results differ from assumptions made, relate to the following areas:

●	Estimated mineral resources;

●	Revenue recognition

●	Reclamation and remediation provision;

●	Impairment;

●	Fair value measurement

●	Determination of useful life of assets for depreciation purposes;

●	Taxation

See note 5 of our 2025 annual audited consolidated financial statements for a detailed discussion of these accounting estimates and judgments.

DISCLOSURE CONTROLS AND PROCEDURES AND INTERNAL CONTROL OVER FINANCIAL REPORTING

The Company’s management, under the supervision of the Chief Executive Officer (“CEO”) and Chief Financial Officer (“CFO”), have designed disclosure controls and procedures (“DC&P”) and internal control over financial reporting (“ICFR”), as defined in National Instrument 52-109, Certification of Disclosure in Issuers’ Annual and Interim Filings, based on the 2013 control framework developed by the Committee of Sponsoring Organizations of the Treadway Commission.

The DC&P have been designed to provide reasonable assurance that material information relating to the Company is made known to the CEO and CFO, particularly during the period in which the interim filings are prepared and the information required to be disclosed by the Company in its annual filings, interim filings or other reports filed or submitted by it under securities legislation is recorded, processed, summarized and reported within the time periods specified. The ICFR has been designed to provide reasonable assurance regarding the reliability of financial reporting for external purposes in accordance with international financial reporting standards. Due to the inherent limitations associated with any such controls and procedures, management recognizes that, no matter how well designed, they may not prevent or detect misstatements on a timely basis.

TITAN MINING CORPORATION

Management’s Discussion and Analysis

(In thousands of US Dollars, unless otherwise indicated)

CHANGES IN INTERNAL CONTROL OVER FINANCIAL REPORTING

NI 52-109 also requires Canadian public companies to disclose any changes in ICFR during the most recent fiscal quarter that has materially affected, or is reasonably likely to materially affect, ICFR. No material changes were made to internal controls during the year ended December 31, 2025.

NOTES TO READER

Cautionary note regarding forward-looking information

Certain information contained in this document constitutes forward-looking statements. All statements, other than statements of historical facts, are forward looking statements, including but not limited to that Titan believes that the district surrounding ESM remains underexplored despite the long operating history of ESM; the nature, extent, location, and timing of future exploration and testing at ESM; that testing at targets prioritized for surface sampling, mapping and drilling occurs as scheduled, if at all; production guidance; anticipated head grade; anticipated zones that will be mined, and timing of such mining; that the Company continues to examine various financing options to bolster the Company’s treasury; that the Company may require additional funding in the next twelve months; and that the Company expects that it will continue to obtain funding through similar or other means depending on market conditions and other relevant factors at the time; anticipated recommencement of mining at N2D, and timing and results therefrom; anticipated construction of the Facility and timing and results therefrom; the Company is focused on discovering and developing additional high-grade, low-cost mineral resources to feed the mill at ESM; ESM’s #4 mine is connected to its #2 mine, and there is potential for significant mineral resource expansion which is expected to support production growth; and exploration results indicating further potential mineral resource growth; the Company is targeting production from the Facility by the first quarter of 2026; and the key objectives of the Facility are to obtain product for commencement of qualification sales and to develop a commercialization strategy for Kilbourne. Forward-looking statements are often, but not always, identified by the use of words such as may, will, seek, anticipate, believe, plan, estimate, budget, schedule, forecast, project, expect, intend, or similar expressions.

The Company cautions readers that forward-looking statements involve and are subject to known and unknown risks, uncertainties and other factors which may cause actual results, performance or achievements to differ materially from those expressed in or implied by such forward looking statements and forward-looking statements are not guarantees of future results, performance or achievement. These risks, uncertainties and factors include risks related to general business, economic, competitive, political, regulatory and social uncertainties; actual results of exploration activities and economic evaluations being different than modelled; fluctuations in currency exchange rates; changes in project parameters; changes in costs, including labour, infrastructure, operating and production costs in respect of both the Company’s zinc and graphite operations; future prices of zinc, graphite and other minerals; variations of mineral grade or recovery rates; operating or technical difficulties in connection with exploration, development or mining activities, including the failure of plant, equipment or processes to operate as anticipated in respect of both the Company’s zinc and graphite operations; delays in completion of exploration, development or construction activities in respect of both the Company’s zinc and graphite operations; changes in government legislation and regulation; the ability to maintain and renew existing licenses and permits or obtain required licenses and permits in a timely manner; the ability to obtain financing on acceptable terms in a timely manner; contests over title to properties; employee relations and shortages of skilled personnel and contractors; the speculative nature of, and the risks involved in, the exploration, development and mining business; and the factors discussed in the section entitled “Risks Factors” in the Company’s most recent annual information form filed on SEDAR+. Although the Company has attempted to identify important risks, uncertainties and other factors that could cause actual performance, achievements, actions, events, results or conditions to differ materially from those expressed in or implied by the forward-looking information, there may be other risks, uncertainties and other factors that cause performance, achievements, actions, events, results or conditions to differ from those anticipated, estimated or intended.

TITAN MINING CORPORATION

Management’s Discussion and Analysis

(In thousands of US Dollars, unless otherwise indicated)

Such forward-looking statements are based on various assumptions, including assumptions made with regard to our forecasts and expected cash flows; our projected capital and operating costs in respect of both the Company’s zinc and graphite operations; our expectations regarding mining and metallurgical recoveries in respect of both the Company’s zinc and graphite operations; mine life and production rates in respect of both the Company’s zinc and graphite operations; that laws or regulations impacting mining activities will remain consistent; our approved business plans; our mineral resource estimates and results of the PEA; our experience with regulators; political and social support of the mining industry in New York State; our experience and knowledge of the New York State mining industry and our expectations of economic conditions and the price of zinc and graphite; demand for graphite; exploration results; the ability to secure adequate financing (as needed); the Company maintaining its current strategy and objectives; and the Company’s ability to achieve its growth objectives. While the Company considers these assumptions to be reasonable, based on information currently available, they may prove to be incorrect.

Unless otherwise indicated, forward-looking statements contained herein are as of the date hereof and the Company disclaims any obligation to update any forward-looking statements, whether as a result of new information, future events or results or otherwise, except as required by applicable law.

Risk Factors

The Company’s activities and related results are subject to a number of different risks at any given time. Exploration and development of mineral resources involves a high degree of risk. A summary of the Company’s financial instruments risk exposure is provided in the Financial Instruments section of the Company’s 2025 Annual Financial Statements. The following are additional risk factors which the Company’s management believes are most important in the context of the Company’s business. It should be noted that this list is not fully comprehensive and that other risk factors may apply.

The Company has a limited operating history and there are risks with new production

The Kilbourne Project has a limited operating history, and prior to the successful production of natural flake graphite concentrate from the Kilbourne Project Facility in January 2026, the Company did not have a history of graphite production. Further, ESM’s zinc operations were on care and maintenance since 2008 until recommencing operations in 2017. If the Company is unable to generate significant revenues from the Kilbourne Project and ESM’s zinc operations, it may not be able to earn profits or continue operations. There can be no assurance that the Company will be successful in achieving or maintaining profitable operations. While the Company has been in commercial production from its zinc operations for over five years, the Company has a limited operating history from which its business and prospects can be evaluated, and forecasts of any potential growth of the business of the Company are difficult to evaluate. In addition, the Company has not made a decision to advance the Kilbourne Project to commercial production and may never do so.

The Company’s prospects must be considered in light of the risks, expenses and difficulties frequently encountered by companies in similar stages of development, including under-capitalization, cash shortages, limitations with respect to personnel, financial and other resources, and lack of revenues. The advancement of these projects requires the dedication of considerable time and resources by the Company and its management team, along with the associated risk of strains arising on managerial, human and other resources. The Company’s ability to successfully manage each of these processes will depend on a number of factors, including its ability to manage competing demands on time and other resources, financial or otherwise, and to successfully retain personnel and recruit new personnel to support its growth and the advancement of its projects.

There may be requirements for additional capital in the future

Any future mining, production, processing, development and exploration by the Company may require substantial additional financing, including capital for the continuation or expansion of mining operations at the Kilbourne Project and ESM’s zinc operations. Failure to obtain sufficient financing may result in delaying or indefinite postponement of the Company’s business plans. There can be no assurance that additional capital or other types of financing will be available if needed or that, if available, the terms of such financing will be favourable to the Company. This uncertainty casts doubt about the Company’s ability to continue as a going concern.

TITAN MINING CORPORATION

Management’s Discussion and Analysis

(In thousands of US Dollars, unless otherwise indicated)

Financial leverage and restrictive covenants may restrict our current and future operations

The Company and its subsidiaries have agreed to various restrictive covenants with its lenders under its existing loan arrangements, including to maintain certain leverage and fixed charge ratios as well as minimum cash balances, make payments of interest and principal when due, to conduct its operations subject to certain restrictions and to comply with restrictions governing current and future indebtedness.

These restrictions prohibit or limit the Company’s and its subsidiaries’ ability to, among other things, incur most forms of additional debt, provide guarantees for indebtedness, create liens, dispose of assets, liquidate, dissolve, wind up, or assign or surrender a material contract. These restrictions may restrict the Company’s ability to refinance its existing indebtedness. If the Company defaults in respect of its obligations under its loan arrangements, including without limitation servicing existing indebtedness, or if it is unable to refinance any such indebtedness, its lenders may be entitled to demand repayment and enforce their security against certain assets.

If there is any event of default under its existing loan arrangements, the principal amount owing, plus accrued and unpaid interest, may be declared immediately due and payable. If such an event occurs, or if any extended default under such agreements is ongoing, it could have a material negative impact on the Company financially.

In addition, the degree to which the Company and its subsidiaries are leveraged could have important consequences to shareholders, including: (i) the Company’s ability to obtain additional financing for working capital, capital expenditures, acquisitions or other project developments in the future may be limited; (ii) a significant portion of the Company’s cash flows from operations may be dedicated to the payment of the principal and interest on their indebtedness, thereby reducing funds available for future operations and flexibility to take advantage of business opportunities; (iii) the Company may be unable to refinance its existing indebtedness on terms favourable to the Company, if at all, and the consequences arising therefrom; and (iv) the Company may be more vulnerable to economic downturns and be limited in its ability to withstand competitive pressures. The inability to meet these debt covenants or to obtain waivers or lenders’ consent for technical breaches to carry out restricted activities could result in the acceleration of the Company’s indebtedness and materially and adversely affect the business and results of operations of the Company.

The Company’s ability to continue as a going concern is dependent upon the successful execution of its business plan, raising additional capital and/or evaluating strategic alternatives for its mineral property interests. The Company expects to continue to raise necessary funds through securing additional debt or equity in support of its business objectives. There can be no guarantees that debt/equity financing or strategic alternative will be available on acceptable terms to the Company or at all, and therefore, a material uncertainty exists that may cast significant doubt about the Company’s ability to continue as a going concern.

United States-Canada Tariffs

Recent executive orders have been issued by the U.S. President, including to direct the U.S. to impose new or increased tariffs on certain imports from its trading partners, including Canada, Mexico and China, and on certain other imports regardless of origin. The current U.S.-Canada tariff environment remains highly dynamic and uncertain. Legislative or regulatory changes by the U.S. administration could materially impact the Company’s operations and financial condition. The executive orders contemplated the imposition of 25% tariffs on most goods imported from Mexico and Canada (excluding certain energy resources from Canada, which were set to face a lesser tariff) and a 10% additional tariff on all goods from China, with originally planned implementation dates of February 4, 2025 and March 4, 2025. In March 2025, the United States imposed a series of tariffs on goods imported from Canada and other countries, triggering a de facto global trade war, and prompting Canada and several trading partners to implement retaliatory measures. Since then, tariff policies have continued to evolve, creating ongoing uncertainty regarding U.S. support for existing trade agreements, including the USMCA. At present, the United States maintains tariffs on a range of Canadian exports and Canada has implemented certain reciprocal tariffs.

It remains unclear the extent to which additional duties, tariffs and/or other trade restrictions or other similar measures may be imposed by the United States or other countries, whether and if any changes to the currently announced tariffs will be applied, how long they may be in effect, the extent to which further retaliatory measures will be imposed, and whether other factors will support a pass through of all or a part of the tariffs to the market. On February 20, 2026, the U.S. Supreme Court held that the Trump administration lacked legal authority to impose certain tariffs under the International Emergency Economic Powers Act and the Trump administration indicated that it intends to impose alternative tariffs or adopt other trade measures. Changes to existing tariffs or new trade restrictions could materially impact the Canadian economy and the Company.

TITAN MINING CORPORATION

Management’s Discussion and Analysis

(In thousands of US Dollars, unless otherwise indicated)

If high US tariffs are imposed on Canadian products and the products of other countries and Canada and the other countries retaliate with import tariffs on US products, the consequences on global supply chains could adversely impact the Company’s ability to source the supplies the Company relies on to perform its planned work programs or operations or, if available, the cost of such supplies could increase, potentially impairing the Company’s ability to complete work programs or conduct its operations.

Fluctuations in demand for, and prices of, graphite and zinc

Graphite is considered an industrial mineral, and the sales prices are not public. The price of the Company’s securities, its financial results and its exploration, development and mining activities have previously been, or may in the future be, significantly adversely affected by declines in the price of graphite. Industrial mineral prices fluctuate widely and are affected by numerous factors beyond the Company’s control such as the sale or purchase of industrial minerals by various dealers, interest rates, exchange rates, inflation or deflation, currency exchange fluctuation, global and regional supply and demand, production and consumption patterns, speculative activities, increased production due to improved mining and production methods, government regulations relating to prices, taxes, royalties, land tenure, land use, importing and exporting of minerals, environmental protection, the degree to which a dominant producer uses its market strength to bring supply into equilibrium with demand, and international political and economic trends, conditions and events. The prices of industrial minerals have fluctuated widely in recent years, and future price declines could cause continued exploration and development of the Company’s assets to be impracticable and the Company’s operations to become unprofitable.

As a significant source of the Company’s revenue is the sale of zinc in separated and/or mixed form, changes in demand for, and the market price of, zinc are expected to have a significant effect on the Company’s revenues and results of operations. The value and price of the Common Shares and the Company’s financial results may be significantly adversely affected by declines in the prices of zinc. The price of zinc is influenced by many factors beyond the control of the Company. The level of interest rates, the rate of inflation, global and regional consumption patterns, the world supply of and demand for zinc, including zinc’s intermediate and end product uses, market behaviour of current supply sources for zinc and the variation in exchange rates can all cause significant fluctuations in prices of zinc. Such external economic factors are in turn influenced by changes in international investment patterns, monetary systems and political developments. The effect of these factors cannot be accurately predicted. The price of zinc and mineral commodities more generally has fluctuated widely in the past decade and future declines in the price of zinc received could cause commercial production to become uneconomic, thereby having a material adverse effect on the Company’s business and financial condition and the value and price of the Common Shares. ESM’s zinc operations were closed and placed on care and maintenance in the fall of 2008 in the face of a general economic turndown and resulting fall in zinc prices.

The Company’s results of operations will also be heavily dependent on the costs of consumables, particularly fuel, energy, chemical reagents and other products which may be required to be used in future exploration, development, mining and treatment operations.

A prolonged or significant economic contraction worldwide could put further downward pressure on market prices of zinc or graphite. Protracted periods of low prices for zinc could significantly reduce revenues and the availability of required development funds in the future. This could impair asset values and reduce the Company’s mineral resources. In contrast, extended periods of high commodity prices may create economic dislocations that may be destabilizing to supply and demand of zinc, graphite and ultimately to the broader markets. Strong prices for zinc or graphite may create economic pressure to identify or create alternate technologies using substitutes for zinc or graphite that ultimately could depress future long-term demand for zinc or graphite, and at the same time may incentivize development of otherwise marginal mining properties that would compete with the Company.

Ramping up mining operations

As Titan continues to ramp up and maintain production at its ESM zinc operations and the Kilbourne Project Facility, several risks remain for the Company, including: (i) Titan may encounter unforeseen obstacles or costs in operating the mine, some of which may be material and could cause Titan’s estimates of time and costs to ramp up production to be significantly understated, (ii) certain lower levels of the mine are considered unsafe, (iii) some equipment may be more unreliable as operations ramp-up, and (iv) production rates and ore grades may not be as predicted. Any of these factors may adversely affect Titan’s ability to ramp up or maintain production and could place Titan in a position where it has insufficient cash resources to continue mining operations, or which could result in mining operations being uneconomic. These risks will be more significant if the Company makes a decision to proceed to commercial development of its Kilbourne Project.

TITAN MINING CORPORATION

Management’s Discussion and Analysis

(In thousands of US Dollars, unless otherwise indicated)

Limited supplies, supply chain disruptions, and inflation

The Company’s exploration, development and mining activities require skilled personnel and a reliable supply of resources and consumables, including fuel, energy, reagents, equipment, spare parts and other materials. The availability of such inputs may be interrupted or constrained due to shortages, increased global demand, transportation and logistics challenges (including those associated with remote locations), labour disruptions, or government restrictions or regulations that delay or restrict the importation of necessary items.

Global supply chains have experienced, and may continue to experience, disruption as a result of geopolitical conflicts, regional instability, trade tensions, sanctions, tariffs, border controls, pandemics and other international or regional events beyond the Company’s control, including the ongoing conflicts involving Ukraine, Russia, Israel, Palestine and Iran. Such disruptions may adversely affect the availability, timing and cost of critical inputs and services.

In addition, inflationary pressures may increase the cost of labour, energy, materials, equipment, transportation and services required for the Company’s operations. Any interruption to the procurement and supply of resources or skilled personnel, or sustained increases in costs due to inflation or supply chain constraints, could have an adverse impact on the Company’s cash flows, results of operations and financial condition.

Risks related to future sale of graphite products

The viability of the Company’s Kilbourne Project is dependent on future sales of graphite-based products. No assurance can be given that the Company will be able to sell graphite-based products at such terms and conditions as are favourable for, or necessary to sustain the operations of the Company.

The Company has not entered into any binding agreements for the sale of graphite-based products. There can be no guarantee that the Company will be able to secure sales agreements, including offtake agreements for future sales and, if so, there can be no guarantee as to the amount of purchase orders or commitments, the quantity of graphite represented by such orders and commitments or the timing for receiving same. Factors that may impact such orders and commitments include the ability of the Company to reliably and consistently produce graphite meeting client specifications and confidence of clients in such ability, market conditions and demand for products requiring graphite, overall market conditions and the strength of the economy.

If the Company, for whatever reason, is not able to produce the products in accordance with the terms and specifications of any sales agreements, such noncompliance or violation, resulting in termination or damages, may have an adverse effect on the Company’s operations and financial position. Even if the Company is able to meet the requirements set out therein, there is no assurance that the contract counterparties will be willing or able to purchase the production at the prices or quantities they have agreed to in a particular offtake agreement.

Graphite supply, demand, macroeconomic conditions

Global graphite supply is concentrated in a limited number of countries, particularly China, which accounts for a substantial portion of global production. Geopolitical tensions, export restrictions, trade policies, and environmental regulations in key producing regions may disrupt supply chains, leading to price volatility and potential shortages. Additionally, the development of new graphite projects is capital-intensive and subject to permitting delays, technological challenges, and infrastructure limitations, which may constrain future supply. Given that graphite is not a publicly traded commodity like base and precious metals, and sales agreements are negotiated privately, actual sales prices may differ from the Company’s assumptions. This opacity in pricing can further contribute to uncertainty in forecasting and financial performance.

The demand for graphite is influenced by several factors, including the growth of the electric vehicle (EV) and renewable energy sectors, as graphite is a critical component in lithium-ion batteries. Changes in government policies, technological advancements, or slower-than-anticipated adoption of EVs and energy storage systems could reduce graphite demand. Conversely, rapid adoption could drive increased competition for graphite resources and escalate input costs for the Company. Additionally, a limited number of existing producers may seek to protect their market position by increasing production capacity or lowering prices, which could create competitive pressures and impact the Company’s ability to secure favorable sales agreements.

TITAN MINING CORPORATION

Management’s Discussion and Analysis

(In thousands of US Dollars, unless otherwise indicated)

Broader economic conditions, including inflation, currency fluctuations, and global economic slowdowns, could impact graphite prices and availability. Economic uncertainty or recessions may reduce industrial activity and the demand for graphite across multiple sectors, while inflationary pressures could increase operational costs and capital expenditures. Furthermore, global supply chain disruptions stemming from pandemics, natural disasters, or geopolitical conflicts may affect the availability and cost of graphite. Foreign currency fluctuations may also influence the cost structure and profitability of graphite operations, particularly when sales agreements are denominated in foreign currencies.

Factors such as foreign currency fluctuation, supply and demand, industrial disruption and actual graphite market sale prices could have an adverse impact on operating costs and stock market prices and on the Company’s ability to fund its activities. In each case, the economics of the Kilbourne Project could be materially adversely affected, even to the point of being rendered uneconomic.

Geopolitical tensions in the Middle East and related market instability

Ongoing and escalating geopolitical tensions in the Middle East, including the current conflict involving Iran and related regional developments, have contributed to heightened volatility in global financial, commodity and energy markets. Any further escalation of such conflict, expansion to additional countries, or involvement of global powers could adversely affect international trade, capital markets, investor confidence and global economic conditions.

Instability arising from geopolitical conflict may result in disruptions to energy markets, increased commodity price volatility, inflationary pressures, higher interest rates, supply chain interruptions and increased costs of financing. Such conditions could adversely affect the Company’s ability to raise capital on acceptable terms, increase operating and capital costs, and negatively impact market valuations of mining companies generally, regardless of the Company’s underlying operating performance.

While the Company does not have operations in the Middle East, the indirect effects of regional conflict and related global market instability could have a material adverse effect on the Company’s business, financial condition, results of operations and prospects.

The Company’s current production projections and cost estimates for ESM’s zinc operations may prove to be inaccurate

A reduction in the amount of, or a change in the timing of, the zinc production as compared to the Company’s current projections for ESM’s zinc operations may have a material adverse impact on the Company’s anticipated future cash flows. The actual effect of such a reduction of the Company’s cash flow from operations would depend on the quantity and timing of any such changes in production and on actual prices and costs. A change in the timing of these projected cash flows due to production shortfalls or labour disruptions would result in delays in receipt of such cash flows and in using such cash to fund operating activities and, as applicable, reduce debt levels or fund capital expenditures. This could result in the Company being required to raise additional equity capital or incur additional indebtedness to finance capital expenditures in the future.

The level of production and capital and operating cost estimates which are used for determining and obtaining financing and other purposes are based on certain assumptions and are subject to considerable uncertainties. Actual results of operations at ESM’s zinc operations are likely to differ from the Company’s current estimates, and these differences may be significant. Moreover, experience from actual mining or processing operations may identify new or unexpected conditions that could decrease production below, and/or increase capital and/or operating costs above, the current estimates. If actual results are less favourable than the Company currently estimates, the Company’s business, results from operations, financial condition and liquidity could be materially adversely affected.

Profitability of the Company

There can be no assurance that the Company’s business and strategy will enable it to become profitable or sustain profitability in future periods. The Company’s future operating results will depend on various factors, many of which are beyond the Company’s direct control, including the Company’s ability to develop its mining projects and commercialize its mineral resources, its ability to control its costs, the demand and price for graphite or zinc, and general economic conditions. If the Company is unable to generate profits in the future, the market price of the Common Shares could decline.

TITAN MINING CORPORATION

Management’s Discussion and Analysis

(In thousands of US Dollars, unless otherwise indicated)

Mining is inherently risky and subject to conditions or events beyond the Company’s control

The development and operation of a mine or mine property is inherently dangerous and involves many risks that the Company may not be able to overcome, including:

●	unusual or unexpected geological formations;

●	metallurgical and other processing problems;

●	metal losses;

●	environmental hazards;

●	power outages;

●	labour disruptions;

●	industrial accidents;

●	periodic interruptions due to inclement or hazardous weather conditions;

●	flooding, explosions, fire, rockfalls, rockbursts, cave-ins and landslides;

●	ground or soil conditions including seismic activity;

●	mechanical equipment and facility performance problems;

●	poor ventilation in all or part of ESM; and

●	the availability of materials and equipment.

These risks could result in damage to, or destruction of, mineral properties, production facilities or other properties, personal injury or death, including to the Company’s employees, environmental damage, delays in mining, increased production costs, asset write downs, monetary losses and legal liability. The Company may not be able to obtain insurance to cover these risks at economically feasible premiums, or at all, or it may choose not to insure against these risks. Insurance against certain environmental risks, including potential liability for pollution and other hazards as a result of the disposal of waste products occurring from production, is not generally available to companies in the mining industry. The Company may suffer a material adverse effect on its business if the Company incurs losses related to any significant events that are not covered by the Company’s insurance policies.

Mineral resource calculations are only estimates based on interpretation and assumptions

Any figures presented for mineral resources will only be estimates. There is a degree of uncertainty attributable to the calculation of mineral resources. Until mineralized material is actually mined and processed, the quantity of metal and grades must be considered as estimates only and no assurances can be given that the indicated levels of metals will be recovered. In making determinations about whether to advance any of its projects to development, the Company must rely upon such estimated calculations as to the mineral resources and grades of mineralization on its properties.

The estimation of mineral resources is a subjective process that relies on the judgment of the persons preparing the estimates. The process relies on the quantity and quality of available data and is based on knowledge, mining experience, analysis of drilling results and industry practices. Estimates made at a given time may significantly change when new information becomes available. By their nature, mineral resource estimates are imprecise and depend, to a certain extent, upon analysis of drilling results and statistical inferences that may ultimately prove to be inaccurate.

Estimated mineral resources may have to be recalculated based on changes in mineral prices, further exploration or development activity or actual production experience. This could materially and adversely affect estimates of the volume or grade of mineralization, estimated recovery rates or other important factors that influence mineral resource estimates. The extent to which mineral resources may ultimately be reclassified as mineral reserves is dependent upon the demonstration of their profitable recovery. Any material changes in mineral resource estimates and grades of mineralization will affect the economic viability of placing a property into production and a property’s return on capital. The Company cannot provide assurance that mineralization can be mined and processed profitably.

TITAN MINING CORPORATION

Management’s Discussion and Analysis

(In thousands of US Dollars, unless otherwise indicated)

The Company’s mineral resource estimates have been determined and valued based on assumed future prices, cut-off grades and operating costs that may prove to be inaccurate. Extended declines in market price for zinc or graphite may render portions of the Company’s mineralization uneconomic and result in a reduction in reported mineral resources, which in turn could have a material adverse effect on the Company’s results of operations, financial condition or the market price of the Common Shares. The Company cannot provide assurance that mineral recovery rates achieved in small scale tests will be duplicated in large scale tests under on-site conditions or in production scale. In addition, if the Company’s projects produce concentrate for which there is no market, this may have an impact on the economic model for ESM.

Production based on mineral resources

The Company based its production decision for its ESM zinc operations and its Kilbourne Project Facility on the results of a preliminary economic assessment and not on a feasibility study of mineral reserves demonstrating economic and technical viability, and as a result there is increased uncertainty and there are multiple technical and economic risks of failure which are associated with this production decision. These risks, among others, include areas that would be analysed in more detail in a feasibility study, such as applying deeper economic analysis to mineral reserves and mineral resources, more detailed metallurgy and a number of specialized studies in areas such as mining and recovery methods, market analysis, and environmental and community impacts.

Uncertainty exists related to inferred mineral resources

There is a risk that inferred mineral resources referred to in the ESM Technical Report cannot be converted into measured or indicated mineral resources as there may be limited ability to assess geological continuity. Due to the uncertainty related to inferred mineral resources, there is no assurance that inferred mineral resources will be upgraded to mineral resources with sufficient geological continuity to constitute mineral reserves as a result of continued exploration and economic evaluation.

Need for Mineral Resources

As mines have limited lives based on Mineral Resources, the Company must continually develop, replace and expand its mineral resources as its mines produce zinc or graphite concentrates. The Company’s ability to maintain or increase its annual production and its aggregate mineral resources will be significantly dependent on its ability to expand its mineral resources base both at its existing mines and new mines it intends to bring into production in the future.

Construction and Commissioning of Processing and Demonstration Facilities

The design and construction of efficient processing and demonstration facilities, such as the Kilbourne Project Facility, the cost and availability of suitable machinery, supplies, equipment and skilled labor, the existence of competent operational management and prudent financial administration, as well as the availability and reliability of appropriately skilled and experienced employees can affect successful project development.

Commissioning of the Company’s Kilbourne Project Facility is ongoing. It is common in new processing facilities to experience unexpected problems and delays during start-up and commissioning activities. The costs, timing and complexities of commissioning the Kilbourne Project Facility may be significantly higher than anticipated which can add to the cost of development, production and operation and/or impair production and activities.

Title

There is no guarantee that the Company’s title to its properties will not be challenged or impugned. The Company’s claims may be subject to prior unregistered agreements or transfers and title may be affected by unidentified or unknown defects. If title to the Company’s properties is disputed, it may result in the Company paying substantial costs to settle the dispute or clear title and could result in the loss of the property, which events may affect the economic viability of the Company.

TITAN MINING CORPORATION

Management’s Discussion and Analysis

(In thousands of US Dollars, unless otherwise indicated)

Surface Access

In some cases, the Company has ownership title or leasehold rights only to the minerals of certain properties (the mineral estate), while other parties own the non-mineral or surface rights of the properties (the surface estate). In such cases, the Company has the legal right to access the property, and conduct activities on the property to the fullest extent necessary to realize its rights to the mineral estate, subject only to an obligation to avoid unreasonably impacting the surface estate and the activities of owners of the surface estate, and with due regard to their physical safety. Nonetheless, the owners of the surface estate may prove unwilling to coordinate with the Company regarding the timing and other parameters of the Company’s access and activities on the property or may obstruct the Company’s representatives while they are on the property. In addition, the owners of the surface estate may use or allow others to use the property for hunting or other activities that risk the safety of the Company’s representatives while they are on the property. Such factors could delay or otherwise hinder the Company’s ability to realize its rights to the mineral estate and give rise to legal claims.

The Company may experience difficulty attracting and retaining qualified management and employees to sustain and grow its business

The Company is dependent on the services of key executives and its skilled employees to advance its corporate objectives and to identify new opportunities for growth and funding. The loss of any executive of the Company and the Company’s inability to attract and retain a suitable replacement, or additional highly skilled employees required for the Company’s activities, would have a material adverse effect on the Company’s business and financial condition.

Competition

The Company competes with other mining companies, many of which are better capitalized, have greater financial resources, operational experience and technical capabilities or are further advanced in their development or are significantly larger and have access to mineral reserves, for the acquisition of mineral claims, leases and other mineral interests as well as for the recruitment and retention of qualified employees and other personnel. If the Company requires and is unsuccessful in acquiring additional mineral properties or qualified personnel, the Company will not be able to grow at the rate it desires, or at all.

Significant governmental regulations

The Company’s mining activities are subject to extensive federal, state and local laws, regulations and policies governing various matters, including:

●	environmental protection, including regulations with respect to processing concentrates;

●	the management and use of toxic substances and explosives;

●	the management of natural resources and land;

●	the exploration of mineral properties;

●	exports;

●	price controls;

●	taxation and mining royalties;

●	labour standards and occupational health and safety, including mine safety; and

●	historic and cultural preservation.

Failure to comply with applicable laws and regulations may result in civil or criminal fines or penalties or enforcement actions, including orders issued by regulatory or judicial authorities enjoining or curtailing operations or requiring corrective measures, installation of additional equipment or remedial actions, any of which could result in significant expenditures. The Company may also be required to compensate private parties suffering loss or damage by reason of a breach of such laws, regulations or permitting requirements. It is also possible that future laws and regulations, or more stringent enforcement of current laws and regulations by governmental authorities, could cause the Company to incur additional expenses or capital expenditure restrictions, or suspensions of the Company’s activities and delays in the exploration and development of its properties.

TITAN MINING CORPORATION

Management’s Discussion and Analysis

(In thousands of US Dollars, unless otherwise indicated)

Market events and general economic conditions

Adverse events in global financial markets can have profound impacts on the global economy. Many industries, including the mining industry, are affected by these market conditions. Some of the key effects of the financial market turmoil experienced over the past decade include contraction in credit markets resulting in a spread of credit risk, devaluations, high volatility in global equity, commodity, foreign exchange and precious metal markets, and a lack of market liquidity. A continued or worsened slowdown in the financial markets or other economic conditions, including but not limited to, consumer spending, employment rates, business conditions, inflation, fuel and energy costs, consumer debt levels, lack of available credit, the state of the financial markets, interest rates and tax rates, may adversely affect the Company’s growth and profitability, financial liabilities and results of operations.

Environmental laws and regulations (including in respect of climate change)

All of the Company’s exploration, development and production activities are subject to regulation by governmental agencies under various environmental laws. These laws address emissions into the air, discharges into water, management of waste, management of hazardous substances, protection of natural resources, antiquities and endangered species, reclamation of lands disturbed by mining operations and climate change. Environmental legislation is evolving, and the general trend has been towards stricter standards and enforcement, increased fines and penalties for non-compliance, more stringent environmental assessments of proposed projects and increasing responsibility for companies and their officers, directors and employees. Compliance with environmental laws and regulations may require significant capital outlays on the Company’s behalf and may cause material changes or delays in the Company’s intended activities. Future changes in these laws or regulations could have a significant adverse impact on some portion of the Company’s business, requiring the Company to re-evaluate those activities at that time. Non-compliance thereof may result in significant penalties, fines and/or sanctions imposed on the Company by the relevant environmental regulatory authority resulting in a material adverse effect on the Company’s reputation and results of its operations.

Threat of legal proceedings

Due to the nature of its business, the Company may be subject to numerous regulatory investigations, civil claims, lawsuits and other proceedings in the ordinary course of its business. The results of these legal proceedings cannot be predicted with certainty due to the uncertainty inherent in litigation, the difficulty of predicting decisions of regulators, judges and juries and the possibility that decisions may be reversed on appeal. The Company’s efforts to respond to the legal proceedings could result in a diversion of management time and attention from revenue-generating activities. There can be no assurances that these matters will not have a material adverse effect on the Company’s business. See “Title” above.

Rights, concessions and permits

The Company’s current and anticipated future operations, including further exploration, development and production on its mineral properties, including ESM’s zinc operations and the Kilbourne Project, require concessions and permits from various governmental authorities.

Obtaining or renewing governmental concessions and permits is a complex and time-consuming process. The duration and success of efforts to obtain and renew permits are contingent upon many variables not within the Company’s control. The Company cannot provide assurance that all rights, concessions and permits that it requires for its operations will be obtainable or renewable on reasonable terms, or at all. Delays or a failure to obtain or renew such required concessions and permits, or the expiry, revocation or failure to comply with the terms of any such concessions and permits that the Company has obtained, would adversely affect the Company’s business.

Social and environmental activism can have a negative effect on exploration, development and mining activities

There is an increasing level of public concern relating to the effects of mining on the natural landscape, on communities and on the environment. Certain non-governmental organizations, public interest groups and reporting organizations (“NGOs”) who oppose resource development can be vocal critics of the mining industry. In addition, there have been many instances in which local community groups have opposed resource extraction activities, which have resulted in disruption and delays to the relevant operation. Local communities in St. Lawrence County, NGOs or local community organizations could direct adverse publicity and/or disrupt the operations of the Company in respect of ESM or another of the Company’s properties, regardless of its successful compliance with social and environmental best practices, due to political factors, activities of unrelated third parties on lands in which the Company has an interest or the Company’s operations specifically. Any such actions and the resulting media coverage could have an adverse effect on the reputation and financial condition of the Company or its relationships with the communities in which it operates, which could have a material adverse effect on the Company’s business, financial condition, results of operations, cash flows or prospects.

TITAN MINING CORPORATION

Management’s Discussion and Analysis

(In thousands of US Dollars, unless otherwise indicated)

Land reclamation requirements for the Company’s properties may be burdensome

Land reclamation requirements are generally imposed on companies with mining operations or mineral exploration companies in order to minimize long term effects of land disturbance. Reclamation may include requirements to:

●	control dispersion of potentially deleterious effluents; and

●	reasonably re-establish pre-disturbance land forms and vegetation.

In order to carry out reclamation obligations imposed on the Company in connection with exploration, development and production activities, the Company must allocate financial resources that might otherwise be spent on exploration and contemplated development programs. If the Company is required to carry out unanticipated reclamation work or provide security for further reclamation work, the Company’s financial position could be adversely affected.

Tailings management facility and environmental reclamation

The embankment for the tailings management facility (“TMF”) at ESM’s zinc operations will need to be raised to fully contain the estimated tonnage for ESM’s zinc operations as set out in the current mine plan. The Company is not certain how the native surface of the TMF was prepared, what design features were included, what sub-surface conditions existed prior to construction or the material properties of the fill used for construction. If the Company is unable to complete the embankment raise at the TMF, or if the TMF were to subsequently breach, the Company would be required to delay or cease operations at ESM’s zinc operations for a significant period of time. This may also necessitate extensive response and rehabilitation activities. The Company may not receive approvals and consents necessary to proceed with the remaining rehabilitation plans in a timely manner. The Company cannot anticipate the timing and amount of the costs and the liabilities relating to any such TMF failure, or whether such failure would result in the Company being subject to regulatory charges or claims, fines and penalties or the potential quantum thereof.

Insurance

The Company’s operations are subject to numerous risks and hazards. Such risks could result in personal injury, environmental damage, damage to and destruction of the facilities, delays in production and liability. For some of these risks, the Company maintains insurance to protect against these losses at levels consistent with industry practice. However, the Company may choose not to insure certain risks or may not be able to maintain current or desired levels of insurance coverage, particularly if there is a significant increase in the cost of premiums. The Company’s current policies may not cover all losses and the Company currently does not have specific coverage for environmental risk. Moreover, in the event that the Company is unable to fully pay for the cost of remedying damages, particularly environmental problems, the Company might be required to suspend or significantly curtail its activities or enter into other interim compliance measures.

Health & safety

Mining, like many other extractive natural resource industries, is subject to potential risks and liabilities due to accidents that could result in serious injury or death. The impact of such accidents could affect the profitability of the operations, cause an interruption to operations, lead to a loss of licenses, affect the reputation of the Company and its ability to obtain further licenses, damage community relations and reduce the perceived appeal of the Company as an employer.

There is no assurance that the Company has been or will at all times be in full compliance with all laws and regulations or hold, and be in full compliance with, all required health and safety permits. The potential costs and delays associated with compliance with such laws, regulations and permits could prevent the Company from proceeding with the development of a project or the operation or further development of a project, and any non-compliance therewith may adversely affect the Company’s business, financial condition and results of operations.

Amendments to current laws, regulations and permits governing operations and activities of mining companies, or more stringent implementation thereof, could have a material adverse impact on the Company and cause increases in exploration expenses, capital expenditures or production costs, reduction in levels of production at producing properties, or abandonment or delays in development of new mining properties.

TITAN MINING CORPORATION

Management’s Discussion and Analysis

(In thousands of US Dollars, unless otherwise indicated)

The Company is dependent on information technology systems

The Company’s operations depend, in part, upon information technology systems. The Company’s cybersecurity risk management and strategy processes for assessing, identifying, and managing material risks from cybersecurity threats are managed by members of our management team, primarily our SVP Corporate Affairs. Cybersecurity incidents are to be immediately reported to the Company’s management team for resolution with outsourced information technology support team. Information technology controls are included with management’s testing of internal control over financial reporting. The Company’s information technology systems are subject to disruption, damage or failure from a number of sources, including, but not limited to, computer viruses, security breaches, natural disasters, power loss and defects in design. Although to date the Company has not experienced any material losses relating to information technology system disruptions, damage or failure, there can be no assurance that it will not incur such losses in future. Any of these and other events could result in information technology systems failures, operational delays, production downtimes, destruction or corruption of data, security breaches or other manipulation or improper use of the Company’s systems and networks, any of which may result in a material adverse effect on the Company’s business, financial condition, results of operations, cash flows or prospects.

Fixed Zinc Pricing Arrangements and Other Pricing Hedges

The Company may from time to time enter into fixed zinc pricing arrangements or other hedges in respect of a material amount of its forecasted zinc production. The use of these arrangements involves certain inherent risks including the risk of default on amounts owing to the Company by the counterparties with which the Company has entered into such transactions. In the event that such risks materialize, the Company’s future cash flows, profitability, results of operations and financial condition could be materially and adversely affected.

Conflicts of interest

Certain of the Company’s directors also serve or may serve as directors or officers of, or have significant shareholdings in, other companies involved in natural resource exploration, development and production or mining-related activities, including in other companies involved in the exploration, development and production of zinc. To the extent that such other companies may participate in ventures in which the Company may participate, or in ventures which the Company may seek to participate in, the Company’s directors and officers may have a conflict of interest in negotiating and concluding terms respecting the extent of such participation. In all cases where the Company’s directors and officers have an interest in other companies, such other companies may also compete with the Company for the acquisition of mineral property investments. Such conflicts of the Company’s directors and officers may result in a material and adverse effect on the Company’s profitability, results of operation and financial condition. As a result of these conflicts of interest, the Company may miss the opportunity to participate in certain transactions, which may have a material adverse effect on the Company’s financial position.

Risks inherent in acquisitions

The Company may actively pursue the acquisition of exploration, development and production assets consistent with its acquisition and growth strategy. From time to time, the Company may also acquire securities of or other interests in companies with respect to which it may enter into acquisitions or other transactions. Acquisition transactions involve inherent risks, including but not limited to:

●	accurately assessing the value, strengths, weaknesses, contingent and other liabilities and potential profitability of acquisition candidates;

●	ability to achieve identified and anticipated operating and financial synergies;

●	unanticipated costs;

●	diversion of management’s attention from existing business;

●	potential loss of the Company’s key employees or key employees of any business acquired;

●	unanticipated changes in business, industry or general economic conditions that affect the assumptions underlying the acquisition; and

●	decline in the value of acquired properties, companies or securities.

Any one or more of these factors or other risks could cause the Company not to realize the anticipated benefits of an acquisition of properties or companies, and could have a material adverse effect on its financial condition.

TITAN MINING CORPORATION

Management’s Discussion and Analysis

(In thousands of US Dollars, unless otherwise indicated)

Labour and employment retention relations

Production at ESM’s zinc operations and the Kilbourne Project will be dependent upon the ability of the Company to hire qualified employees and to maintain good relations with its employees. In addition, relations between the Company and its employees may be impacted by changes in the scheme of labour relations which may be introduced by the relevant governmental authorities in the United States. Adverse changes in such legislation or in the relationship between the Company and its employees or the ability to attract employees may have a negative impact on the Company’s business, results of operations and financial condition.

Anti-corruption and bribery regulation, including the Canadian Extractive Sector Transparency Measures Act (“ESTMA”) reporting

The Company is required to comply with anti-corruption and anti-bribery laws in Canada and the United States. In recent years, there has been a general increase in both the frequency of enforcement and the severity of penalties under such laws, resulting in greater scrutiny and punishment of companies convicted of violating anti-corruption and anti-bribery laws. Furthermore, a company may be found liable for violations by not only its employees, but also by its contractors and third-party agents. Although the Company has adopted a Code of Conduct that addresses these matters, no assurance can be given that the Company, or its employees, contractors or third-party agents will comply strictly with such laws. If the Company is the subject of an enforcement action or in violation of such laws, it may result in significant penalties, fines and/or sanctions imposed on the Company resulting in a material adverse effect on the Company’s reputation and results of its operations.

In addition, ESTMA requires public disclosure of payments to governments by mining and oil and gas companies engaged in the commercial development of oil, gas and minerals who are either publicly listed in Canada or with business or assets in Canada. Mandatory annual reporting is required for extractive companies with respect to payments made to foreign and domestic governments at all levels, including entities established by two or more governments, and including aboriginal groups. ESTMA requires reporting on the payments of any taxes, royalties, fees, production entitlements, bonuses, dividends, infrastructure improvement payments, and any other prescribed payment over C$100,000. Failure to report, false reporting or structuring payments to avoid reporting may result in fines of up to C$250,000 (which may be concurrent). The Company commenced reporting in 2017. If the Company finds itself subject to an enforcement action or in violation of ESTMA, this may result in significant penalties, fines and/or sanctions imposed on the Company resulting in a material adverse effect on its reputation.

Infrastructure

Mining, processing, development and exploration activities depend on the availability of adequate infrastructure. Reliable roads, bridges and power sources are important factors that affect capital and operating costs. Sabotage, government or other interference in the maintenance or provision of such infrastructure could adversely affect the Company’s operations, financial condition and results of operations.

Enforceability of judgments

Certain directors of the Company reside outside of Canada. As a result, holders of Common Shares may not be able to effect service of process within Canada to such directors, or to enforce Canadian court judgments obtained against such directors in jurisdictions outside of Canada, including those predicated upon the civil liability provisions of applicable Canadian securities laws. Furthermore, it may be difficult for the holders of Common Shares to enforce, in original actions brought in courts in jurisdictions outside of Canada, liabilities predicated upon Canadian securities laws.

Global outbreaks and Coronavirus

The risk of global outbreaks has the potential to significantly and adversely impact the Company’s operations and business. There can be no certainty that an outbreak of infectious illness and the restrictive measures implemented to slow the spread of the virus will not materially impact the Company’s operations or personnel. It is not possible for the Company to predict the duration or magnitude of the adverse results of the outbreak and its effects on the Company’s business, results of operations or ability to raise funds at this time.

Reliance on Management and Experts

The success of the Company will be largely dependent upon the performance of its senior management and directors. Due to the relatively small size of the Company, the loss of these persons or the inability of the Company to attract and retain additional highly skilled employees may adversely affect its business and future operations. The Company has not purchased any “key-man” insurance nor has it entered into any non-competition or non-disclosure agreements with any of its directors, officers or key employees and has no current plans to do so.

TITAN MINING CORPORATION

Management’s Discussion and Analysis

(In thousands of US Dollars, unless otherwise indicated)

Public Corporation Obligations

As a publicly listed corporate entity, the Company is subject to evolving rules and regulations promulgated by a number of governmental and self-regulated organizations, including the Canadian Securities Administrators (CSA), the TSX, the NYSE American, and the International Accounting Standards Board, which govern corporate governance and public disclosure regulations. These rules and regulations continue to evolve in scope and complexity creating many new requirements, which increase compliance costs and the risk of non-compliance. The Company’s efforts to comply with these rules and obligations could result in increased general and administration expenses and a diversion of management time and attention from financing, development, operations and, eventually, revenue-generating activities.

We cannot assure you that an active market will develop for our Common Shares on the NYSE American.

Our Common Shares began trading on the NYSE American LLC (the “NYSE American”) on November 20, 2025, under the symbol “TII”. Prior to this listing, there had been no prior public trading market for the Common Shares on the NYSE American. We cannot assure you that our listing of the Common Shares on the NYSE American will be maintained, or that an active trading market for the Common Shares will develop on the NYSE American or elsewhere or, if developed, that any market will be sustained. Accordingly, we cannot assure you of the liquidity of any trading market, the ability for shareholders to sell Common Shares when desired or the prices that may be obtained for sales of Common Shares.

United States investors may not be able to obtain enforcement of civil liabilities against us.

The enforcement by investors of civil liabilities under the United States federal or state securities laws may be affected adversely by the fact that we are governed by the Business Corporations Act (British Columbia), that the majority of our officers and certain of our directors are residents of Canada or otherwise reside outside the United States, and that all, or a substantial portion of their assets are located outside the United States. It may not be possible for investors to effect service of process within the United States on certain of our directors and officers or enforce judgments obtained in the United States courts against certain of our directors and officers based upon the civil liability provisions of United States federal securities laws or the securities laws of any state of the United States.

There is some doubt as to whether a judgment of a United States court based solely upon the civil liability provisions of United States federal or state securities laws would be enforceable in Canada against our directors and officers. There is also doubt as to whether an original action could be brought in Canada against us or our directors and officers to enforce liabilities based solely upon United States federal or state securities laws.

As a foreign private issuer, we are subject to different U.S. securities laws and rules than a domestic U.S. issuer, which may limit the information publicly available to our U.S. shareholders.

We are a foreign private issuer under applicable U.S. federal securities laws and, therefore, we are not be required to comply with all the periodic disclosure and current reporting requirements of the U.S. Securities Exchange Act of 1934, as amended (the “Exchange Act”), and related rules and regulations, as U.S. domestic issuers. As a result, we do not file the same reports that a U.S. domestic issuer files with the U.S. Securities and Exchange Commission (the “SEC”), although we are required to file with or furnish to the SEC the continuous disclosure documents that we are required to file in Canada under Canadian securities laws. In addition, as a foreign private issuer, we are exempt from the proxy rules under the Exchange Act. As a Canadian issuer, our insiders are also exempt under the Exchange Act Section 16 requirements applicable to insiders of foreign private issuers.

TITAN MINING CORPORATION

Management’s Discussion and Analysis

(In thousands of US Dollars, unless otherwise indicated)

We may lose our foreign private issuer status in the future, which could result in significant additional costs and expenses to us.

In order to maintain our current status as a foreign private issuer, a majority of our Common Shares must be either directly or indirectly owned by non-residents of the United States unless we also satisfy one of the additional requirements necessary to preserve this status. We may in the future lose our foreign private issuer status if a majority of the Common Shares are held in the United States and we fail to meet the additional requirements necessary to avoid loss of foreign private issuer status. The regulatory and compliance costs to us under U.S. federal securities laws as a U.S. domestic issuer would be significantly more than the costs we incur as a Canadian foreign private issuer eligible to use the multijurisdictional disclosure system. If we are not a foreign private issuer, we would not be eligible to use the multijurisdictional disclosure system or other foreign issuer forms and would be required to file periodic and current reports and registration statements on U.S. domestic issuer forms with the SEC, which are more detailed and extensive than the forms available to a foreign private issuer. We would also lose the ability to rely upon exemptions from NYSE American corporate governance requirements that are available to foreign private issuers.

Qualified Person

The technical and scientific information in this MD&A is based on the technical report titled “Empire State Mines 2025 NI 43-101 Technical Report” with an effective date of December 1, 2025, filed on SEDAR+ at www.sedarplus.ca on December 15, 2025, and prepared by Donald R. Taylor, MSc, PG; Todd McCracken, P. Geo.; Bahareh Asi, P. Eng., David Willock, P. Eng.; Deepak Malhotra, SME Registered Member; Oliver Peters, MSc, P.Eng.; Derick de Wit, FAusIMM; and Steven M. Trader, PG, CPG, each of whom is a “Qualified Person” as defined by NI 43-101. All are independent of Titan, other than Mr. Donald Taylor, who is Vice Chair of the Company.

NON-GAAP PERFORMANCE MEASURES

This document includes non-GAAP performance measures, discussed below, that do not have a standardized meaning prescribed by IFRS. The performance measures may not be comparable to similar measures reported by other issuers. The Company believes that these performance measures are commonly used by certain investors, in conjunction with conventional GAAP measures, to enhance their understanding of the Company’s performance. The Company uses these performance measures extensively in internal decision-making processes, including to assess how well ESM is performing and to assist in the assessment of the overall efficiency and effectiveness of the mine site management team. The tables below provide a reconciliation of these non-GAAP measures to the most directly comparable IFRS measures as contained within the Company’s issued financial statements.

C1 cash cost per payable pound sold

C1 cash cost is a non-GAAP measure. C1 cash cost represents the cash cost incurred at each processing stage, from mining through to recoverable metal delivered to customers, including mine site operating and general and administrative costs, freight, treatment and refining charges.

The C1 cash cost per payable pound sold is calculated by dividing the total C1 cash costs by payable pounds of metal sold.

All-In Sustaining Cost (AISC)

AISC measures the estimated cash costs to produce a pound of payable zinc plus the estimated capital sustaining costs to maintain the mine and mill. This measure includes the C1 cash cost and capital sustaining costs divided by pounds of payable zinc sold. AISC does not include depreciation, depletion, amortization, reclamation and exploration expenses.

TITAN MINING CORPORATION

Management’s Discussion and Analysis

(In thousands of US Dollars, unless otherwise indicated)

	Three months ended December 31,				Year ended December 31,
	2025		2024		2025		2024
C1 cash cost per payable pound	Total	Per pound	Total	Per pound	Total	Per pound	Total	Per pound
Pounds of payable zinc sold (millions)		18.7		22.3		64.1		59.7
Operating expenses and selling costs	$14,313	$0.76	$13,666	$0.62	$51,372	$0.80	$42,787	$0.72
Concentrate smelting and refining costs	2,142	0.11	4,319	0.19	7,530	0.12	11,564	0.19
Total C1 cash cost	$16,455	$0.87	$17,985	$0.81	$58,902	$0.92	$54,352	$0.91
Sustaining Capital Expenditures	$1,579	$0.08	$1,186	$0.05	$3,989	$0.06	$1,891	$0.03
AISC	$18,034	$0.95	$19,171	$0.86	$62,891	$0.98	$56,243	$0.94

Sustaining capital expenditures

Sustaining capital expenditures are defined as those expenditures which do not increase payable mineral production at a mine site and excludes all expenditures at the Company’s projects and certain expenditures at the Company’s operating sites which are deemed expansionary in nature. Expansionary capital expenditures are expenditures that are deemed expansionary in nature. The following table reconciles sustaining capital expenditures and expansionary capital expenditures to the Company’s additions to mineral, properties, plant and equipment (or total capital expenditures):

	Year ended December 31,
	2025	2024
Sustaining capital expenditures	$3,989	$1,891
Expansionary capital expenditures	8,752	38
Additions to mineral, properties, plant and equipment	$12,741	$1,932

Net Debt

Net debt is calculated as the sum of the current and non-current portions of long-term debt, net of the cash and cash equivalent balance as at the balance sheet date. A reconciliation of net debt is provided below.

	As at December 31,	As at December 31,
	2025	2024
Current portion of debt	$23,387	$32,081
Non-current portion of debt	2,777	-
Total debt	$26,164	$32,081
Less: Cash and cash equivalents	(17,484)	(10,163)
Net debt	$8,680	$21,918

Unleveraged Free Cash Flow

	Year ended December 31,
	2025	2024
Net cash generated (used) by operating activities	$12,575	$14,290
Less: Capital expenditures	(12,674)	(1,775)
Free cash flow	$(99)	$12,515

TITAN MINING CORPORATION

Management’s Discussion and Analysis

(In thousands of US Dollars, unless otherwise indicated)

EBITDA and Adjusted EBITDA

EBITDA and Adjusted EBITDA are non-GAAP financial measures that do not have a standardised meaning prescribed by IFRS and may not be comparable to similarly titled measures used by other issuers. These measures should not be considered in isolation or as a substitute for financial information prepared in accordance with IFRS. The Company presents EBITDA and Adjusted EBITDA because management believes that, in addition to conventional measures prepared in accordance with IFRS, certain investors and other stakeholders use these measures to evaluate the Company's operating performance and its ability to generate cash flows and service its debt obligations.

EBITDA is defined as net income (loss) before interest expense (net of interest income), income tax expense, depreciation, depletion, and amortization.

Adjusted EBITDA is defined as EBITDA further adjusted to exclude items that are significant in amount but not reflective of the underlying operating performance of the Company, including: (i) fair value changes on derivative-classified warrants (being the Special Warrants issued in December 2025 and the resulting Class A and Class B Warrants); (ii) unrealized foreign exchange gains and losses; (iii) Special Warrant issuance costs; (iv) non-cash stock-based compensation expense; (v) impairments; and (vi) gains and losses on disposals of assets and non-cash gains and losses on loan modifications.

In particular, the Company excludes fair value changes on derivative-classified warrants from Adjusted EBITDA because such adjustments are: (i) entirely non-cash; (ii) a mandatory consequence of IFRS accounting requirements applicable to equity instruments denominated in a currency other than the Company's Canadian dollar functional currency, rather than a reflection of any change in the Company's operating performance or financial condition; and (iii) not expected to affect the Company's future cash flows, as the amount of cash received or receivable by the Company in connection with these instruments is fixed at the original subscription price (USD $15 million) and, in the case of warrant exercises, at the fixed exercise prices of $3.04 per share (Class A) and $3.71 per share (Class B).

	Year ended December 31,
	2025	2024
Net income (loss) before tax	$(28)	$6,717
Depreciation and depletion of mineral property, plant and equipment	5,120	8,728
Interest and accretion on debt	2,556	4,035
Interest income	(322)	(315)
Amortization and accretion expenses	327	304
EBITDA (non GAAP)	7,653	19,469
Loss (gain) on loan modifications	(322)	98
Stock-based compensation	693	459
Special warrant issuance costs	965	-
Loss on fair value of derivative financial instruments(1)	5,717	-
Adjusted EBITDA (Non GAAP)	$14,706	$20,026

(1)	The loss on fair value of derivative financial instruments arises from the issue, in December 2025, of 6,666,666 Special Warrants for proceeds of $15,000. Under IFRS (IAS 32) warrants are classified as equity if they meet the “fixed-for-fixed” condition (fixed number of shares for a fixed amount of cash). If warrants do not meet this condition, they are required to be classified as derivative liabilities measured at fair value with gains and losses during each period end recorded in profit and loss until the warrants are settled through exercise or other means or they expire. The Special Warrants and the Class A and Class B Warrants are exercisable in US Dollars while the functional currency of Titan Mining’s parent is the Canadian Dollar. Since the exercise price determined in Canadian Dollars is subject to change due to the change in the Canadian to US dollar exchange rate the warrants do not meet the conditions to be classified as equity. As a consequence, the Special Warrants and the Class A and Class B Warrants are classified as derivative financial liabilities at fair value through profit or loss (FVTPL). Gains or losses recorded in respect of the warrants prior to exercise or expiry are a non-cash item and do not impact cash flow from operations.

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